UNDERWRITING AGREEMENT

November 19, 2019

Integra Resources Corp.

400 Burrard Street, Suite 1050
Vancouver, BC  V6C 3A6

Attention:  George Salamis, President, Chief Executive Officer and Director

Dear Mr. Salamis:

The undersigned, Raymond James Ltd. (the "Lead Underwriter"), National Bank Financial Inc., PI Financial Corp., Echelon Wealth Partners Inc., GMP Securities L.P. and Roth Capital Partners, LLC (each, including the Lead Underwriter, an "Underwriter" and collectively, the "Underwriters") understand that Integra Resources Corp., a company organized under the laws of the Province of Ontario (the "Company") proposes to issue and sell an aggregate of 19,130,000 common shares in the capital of the Company (the "Purchased Shares"). The Underwriters hereby severally, and not jointly, nor jointly and severally, offer to purchase from the Company in the percentages set forth in section 8.1 of this Agreement, all but not less than all of the Purchased Shares on a "bought deal" basis, at the purchase price of $1.15 per Purchased Share (the "Purchase Price") for aggregate gross proceeds of $21,999,500.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in section 8.1 of this Agreement (as hereinafter defined)) an option (the "Over-Allotment Option"), entitling the Underwriters to purchase severally and not jointly, nor jointly and severally, up to an additional 2,869,500 common shares of the Company (each an "Additional Common Share") at the Purchase Price for additional aggregate gross proceeds of $3,299,925 for the purpose of covering the Underwriters' over-allocation position.  The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in part and from time to time for up to 30 days after the Closing Date (as hereinafter defined) upon the Lead Underwriter providing the Company with at least 48 hours' written notice of an intention to exercise such option.  The offering of the Purchased Shares and any Additional Common Shares by the Company described in this Agreement are hereinafter referred to as the "Offering".

The net proceeds of the Offering shall be used as set forth in the Final Prospectus (as hereinafter defined) under the heading "Use of Proceeds". In consideration of the Underwriters' agreement to purchase the Purchased Shares and Additional Common Shares (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to the Lead Underwriter, for and on behalf of all of the Underwriters, a cash fee in an amount equal to 6.0% of the gross proceeds received by the Company from the issue and sale of the Purchased Shares and any Additional Common Shares, other than with respect to President's List Orders, for which the Company shall pay to the Lead Underwriter, for and on behalf of all of the Underwriters, a cash fee in an amount equal to 3.0% of the gross proceeds received by the Company from the President's List Orders (in aggregate, the "Underwriting Fee").

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided, however, that offers and sales of Purchased Shares and any Additional Common Shares in the United States or to any person in the United States by the Underwriters acting through their U.S. Affiliates (as hereinafter defined), shall be made only (a) to Qualified Institutional Buyers (as hereinafter defined) in accordance with Rule 144A ("Rule 144A") under the U.S. Securities Act (as hereinafter defined), and similar exemptions under applicable U.S. state securities laws, or (b) to U.S. Accredited Investors (as hereinafter defined) pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) under the U.S. Securities Act ("Regulation D"), and in accordance with all other United States securities laws and the provisions of Schedule "A" to this Agreement.  The Underwriters and the Company acknowledge that Schedule "A" forms part of this Agreement.

The Company also intends to complete a non-brokered private placement of 5,760,236 common shares in the capital of the Company for gross proceeds of $6,624,271.40 (the "Non-Brokered Offering"). The common shares in the capital of the Company shall be offered at the Purchase Price. For the avoidance of doubt, the securities issued under the Non-Brokered Offering shall not be qualified under the Prospectuses filed in connection with the Offering.

The additional terms and conditions of this underwriting agreement (the "Agreement") are set forth below.

1. DEFINITIONS

1.1 In this Agreement, including any schedules forming a part of this Agreement:

(a) "Acts" means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and "Act" means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b) "Additional Common Shares" has the meaning given to that term on page 1 of this Agreement;

(c) "Agreement" has the meaning given to that term on page 1 of this Agreement;

(d) "Ancillary Documents" means all agreements, certificates (including any certificates representing the Purchased Shares, Additional Common Shares and officer's certificates), notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and/or pursuant to this Agreement;

(e) "Annual Financial Statements" has the meaning given to that term in subsection 5.1(x);

(f) "Applicable Securities Laws" means, collectively, and, as the context may require, the securities laws of the provinces of Canada other than Quebec and the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(g) "Closing" and "Closing Date" have the meanings given to those terms in section 10.1;

(h) "Closing Time" means 5:00 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Underwriters on the Closing Date, or in the case of the Option Closing, 5:00 a.m. (Vancouver Time) or such other time as many be agreed to by the Company and the Underwriters on the Over-Allotment Closing Date;

(i) "Comfort Letter" has the meaning given to that term in subsection 6.1(k)(i) hereto;

(j) "Commissions" means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and "Commission" means the securities regulatory body of a specified Qualifying Jurisdiction;

(k) "Common Shareholders" has the meaning given to that term in subsection 5.1(bb);

(l) "Company" has the meaning given to that term on page 1 of this Agreement;

(m) "Company Financial Statements" has the meaning given to that term in subsection 5.1(y)

(n) "Continuous Disclosure Materials" has the meaning given to that term in subsection 5.1(h) hereto;

(o) "Defaulting Underwriter" has the meaning given to that term in section 8.2;

(p) "Distribution" (or "distribute" as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(q) "environmental laws" has the meaning given to that term in subsection 5.1(nn);

(r) "Final Prospectus" means the final short form prospectus of the Company to be dated on or about November 29, 2019 and filed with the Commissions for the purpose of qualifying the distribution of the Purchased Shares, the Over-Allotment Option and the Additional Common Shares, including all documents incorporated therein by reference and any Supplementary Material;

(s) "Final Receipt" means the receipt issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

(t) "Final U.S. Private Placement Memorandum" means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, to which will be attached the Final Prospectus, to be delivered to any offerees and purchasers of the Purchased Shares in the United States in accordance with Schedule "A" hereto;

(u) "Indemnified Parties" has the meaning given to that term in section 12.1 hereto;

(v) "Indemnitor" has the meaning given to that term in section 12.1;

(w) "Interim Financial Statements" has the meaning given to that term in subsection 5.1(y);

(x) "Kinross Offering" has the meaning given to that term in subsection 6.1(m);

(y) "Lead Underwriter" has the meaning given to that term on page 1 of this Agreement;

(z) "Legal Opinions" has the meaning given to that term in subsection 6.1(k)(ii) hereto;

(aa) "material change" has the meaning given to that term in the Securities Act (British Columbia);

(bb) "Material Contracts" has the meaning given to that term in subsection 5.1(ii) hereto;

(cc) "material fact" has the meaning given to that term in the Securities Act (British Columbia);

(dd) "misrepresentation" has the meaning given to that term in the Securities Act (British Columbia);

(ee) "Named Executive Officers" means as of the date of this Agreement, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers of the Company at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end;

(ff) "NI 43-101" has the meaning given to that term in subsection 5.1(n) hereto;

(gg) "NI 44-101" has the meaning given to that term in subsection 5.1(d) hereto;

(hh) "NI 51-102" has the meaning given to that term in subsection 5.1(qq) hereto;

(ii) "Non-Brokered Offering" has the meaning given to that term on page 1 of this Agreement;

(jj) "NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

(kk) "OFAC" has the meaning given to that term in subsection 5.1(yy);

(ll) "Offering" has the meaning given to that term on page 1 of this Agreement;

(mm) "Offering Documents" means, collectively, the Prospectuses, any Supplementary Material and the U.S. Memorandum;

(nn) "Officers' Certificate" has the meaning given to that term in subsection 6.1(k)(iv) hereto;

(oo) "Option Closing" means the closing of the transactions contemplated upon the exercise of the Over-Allotment Option;

(pp) "Over-Allotment Closing Date" means the closing date for the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over-Allotment Option;

(qq) "Over-Allotment Option" means the option to purchase the Additional Common Shares granted to the Underwriters as set out on page 1 hereof

(rr) "President's List Orders" means certain sales of Common Shares, as agreed to by the Company and the Lead Underwriter, which shall not exceed, in aggregate, $4,950,000;

(ss) "Personnel" has the meaning given to that term in section 12.5;

(tt) "Preliminary Prospectus" means the preliminary short form prospectus of the Company dated November 19, 2019 and filed with the Commissions for the purpose of allowing the Underwriters to solicit expressions of interest for the Offering, including all documents incorporated therein by reference and any Supplemental Material;

(uu) "Preliminary Receipt" means the receipt issued by the British Columbia Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

(vv) "Preliminary U.S. Private Placement Memorandum" means the preliminary U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, to which will be attached a copy of the Preliminary Prospectus, to be delivered to offerees and purchasers of the Purchased Shares and Additional Common Shares, if any, in the United States in accordance with Schedule "A" hereto;

(ww) "Principals" has the meaning given to that term in subsection 5.1(bb);

(xx) "Property Rights" has the meaning given to that term in subsection 5.1(k);

(yy) "Prospectuses" means, collectively, the Preliminary Prospectus and the Final Prospectus;

(zz) "Purchase Price" has the meaning given to that term on page 1 of this Agreement;

(aaa) "Purchased Shares" has the meaning given to that term on page 1 of this Agreement;

(bbb) "Qualified Institutional Buyer" means a "qualified institutional buyer" as such term is defined in Rule 144A;

(ccc) "Qualifying Jurisdictions" means the provinces of Canada other than Québec, and such other jurisdictions to which the Underwriters and the Company may agree and "Qualifying Jurisdiction" means any one of them;

(ddd) "Regulations" means the securities rules or regulations proclaimed under the Acts and "Regulation" means the securities rules or regulations proclaimed under a specified Act;

(eee) "Regulation D" has the meaning given to that term on page 1 of this Agreement;

(fff) "Regulation S" means Regulation S under the U.S. Securities Act;

(ggg) "Regulatory Authorities" means collectively the Commissions and the TSX-V;

(hhh) "Regulatory Authorities" means collectively the Commissions and the TSX-V;

(iii) "Rule 144A" has the meaning given to that term on page 1 of this Agreement;

(jjj) "Standard Listing Conditions" has the meaning given to that term in section 6.1(o) hereto;

(kkk) "Subsidiaries" means Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc. and DeLamar Mining Company, each as listed in Schedule "E" hereto;

(lll) "Substituted Purchasers" means U.S. Accredited Investors designated by the Underwriters to purchase the Purchased Shares and/or Additional Common Shares directly from the Company pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) under the U.S. Securities Act as substituted purchasers;

(mmm) "Supplementary Material" means any documents supplemental to the Prospectuses including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectuses) or similar documents;

(nnn) "Technical Report" means the technical report titled 'Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA' with an effective date of September 9, 2019 and authored by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, Member M.M.S.A., Jeffrey L. Woods, Member S.M.E., M.M.S.A. and John D. Welsh, P.E.;

(ooo) "Title Opinion" has the meaning given to that term in section 6.1(k)(v);

(ppp) "TMX Group" has the meaning given to that term in section 14.1;

(qqq) "trade" has the meaning given to that term in the Securities Act (British Columbia);

(rrr) "TSX-V" means the TSX Venture Exchange;

(sss) "Underwriters" has the meaning given to that term on page 1 of this Agreement;

(ttt) "Underwriting Fee" has the meaning given to that term on page 1 of this Agreement;

(uuu) "United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(vvv) "U.S. Accredited Investor" means an "accredited investor" that satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D;

(www) "U.S. Affiliates" means the U.S. registered broker-dealer affiliates of the Underwriters;

(xxx) "U.S. Legal Opinion" has the meaning given to that term in subsection 6.1(k)(iii);

(yyy) "U.S. Memorandum" means, together, the Preliminary U.S. Private Placement Memorandum and Final U.S. Private Placement Memorandum; and

(zzz) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

1.2 All references to dollar figures in this Agreement are to Canadian dollars.

1.3 Certain terms applicable solely to Schedule "A" are defined in Schedule "A".

1.4 Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Company, or where any other reference is made herein to the "knowledge" of the Company, it shall be deemed to refer to the actual knowledge of George Salamis and Andrée St. Germain, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation.

2. FILING OF PROSPECTUS

2.1 The Company shall:

(a) not later than 5:00 p.m. (Vancouver time) on November 20, 2019, have obtained the Preliminary Receipt with respect to the Preliminary Prospectus; and

(b) forthwith after any comments with respect to the Preliminary Prospectus have been received from, and have been resolved with, the Commissions, but no later than 5:00 p.m. (Vancouver time) on November 29, 2019 or such later date as may be agreed to by the Lead Underwriter, in its sole discretion obtain a Final Receipt with respect to the Final Prospectus to enable the Purchased Shares and Additional Common Shares to be offered and sold to the public through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions.

2.2 Prior to the delivery or filing of the Offering Documents and thereafter, during the period of distribution of the Purchased Shares, the Company shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such Offering Documents and shall have allowed the Underwriters to conduct all due diligence investigations which they may reasonable require in order to fulfill their obligations as underwriters and in order them to enable them to execute the certificate required to be executed by them at the end of the Prospectuses.

3. UNDERWRITERS' OPTION

3.1 The Company hereby grants to the Underwriters the Over-Allotment Option to purchase severally and not jointly, nor jointly and severally, and to offer for sale to the public pursuant hereto the Additional Common Shares upon the terms and conditions set forth herein.

3.2 The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in part, from time to time up to 30 days after the Closing Date by the Lead Underwriter giving written notice to the Company at least 48 hours in advance of such date, specifying the number of Additional Common Shares to be purchased and the Over-Allotment Closing Date.

3.3 The Additional Common Shares shall be qualified under the Prospectuses.

3.4 Following receipt of notice delivered in accordance with section 3.2, the Company shall proceed to hold the Option Closing in accordance with section 11.

4. DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1 Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Purchased Shares, and by acceptance of this Agreement, the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Purchased Shares. In the event the Underwriters exercise their right pursuant to the Over-Allotment Option to purchase the Additional Common Shares in whole, at any time, or in part, from time to time, up to 30 days after the Closing Date, the Company hereby agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Common Shares requested in the notice of exercise of the Over-Allotment Option.

4.2 The Company understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for Substituted Purchasers for the Purchased Shares and Additional Common Shares, if any, or offer and sell any or all of the Purchased Shares and Additional Common Shares to Qualified Institutional Buyers in connection with the private placement of the Purchased Shares and Additional Common Shares, if any, in the United States only in accordance with the provisions of this Agreement and, without limiting the foregoing, specifically Schedule "A" to this Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Purchased Shares, and if the Over-Allotment Option is exercised, the Additional Common Shares being issued by the Company, and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers or Qualified Institutional Buyers. Each Substituted Purchaser shall purchase the Purchased Shares and Additional Common Shares, as applicable, at the Purchase Price, and to the extent that Substituted Purchasers purchase such Purchased Shares and Additional Common Shares, the obligations of the Underwriters to do so will be reduced by the number of such shares purchased by the Substituted Purchasers from the Company. Any reference in this Agreement hereafter to "purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

4.3 The distribution of the Purchased Shares, the Over-Allotment Option and any Additional Common Shares shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions.  Purchased Shares and/or Additional Common Shares may also be offered and sold:

(a) in the United States or to persons in the United States and only in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule "A" hereto, the provisions of which are agreed to by the Company, the Underwriters and the U.S. Affiliates, and which are hereby incorporated by reference; and

(b) in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Purchased Shares and/or Additional Common Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions and will not result in the Company inheriting any reporting obligation in such jurisdictions as a result of such transaction.

4.4 Until the date on which the distribution of the Purchased Shares and Additional Common Shares is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Purchased Shares and the Additional Common Shares, or in the event that the Purchased Shares and the Additional Common Shares have, for any reason ceased to so qualify, to so qualify again the Purchased Shares and the Additional Common Shares for distribution.

4.5 The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters and be paid out of, and not in addition to, the Underwriting Fee. The Underwriters shall require and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters and shall be responsible for the actions of such other dealers.

4.6 Each Underwriter covenants, represents and warrants to the Company that it will comply with the Applicable Securities Laws of each Qualifying Jurisdiction or other jurisdiction in which it acts as Underwriter of the Company in connection with the Offering, including any registration obligation.  Each Underwriter is also responsible for the actions of its U.S. Affiliates under this Agreement.

5. REPRESENTATIONS AND WARRANTIES

5.1 The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a) the Company is a duly constituted company and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company;

(b) the Company has no subsidiaries or affiliates other than the Subsidiaries and each of the Subsidiaries is duly incorporated and validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or are pending for the dissolution or liquidation or winding-up of the Subsidiaries;

(c) the Company's direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule "E" to this Agreement, and all such shares are legally and/or beneficially owned by the Company or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(d) the Company (i) is a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Northwest Territories, Yukon and Nunavut, (ii) is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions, and (iii) is eligible under National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") to file the Preliminary Prospectus and the Final Prospectus;

(e) the common shares of the Company are listed for trading on the TSX-V and the Company is not in default of any requirement of the TSX-V applicable to the Company including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or the issuance of the Purchased Shares or Additional Common Shares;

(f) the authorized capital of the Company consists of an unlimited number of common shares without par value of which 91,798,207 common shares were issued and outstanding as of the date of this Agreement as fully paid and non-assessable shares in the capital of the Company;

(g) other than as disclosed in the Final Prospectus or as set out in Schedule "B", no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries;

(h) all documents published or filed by the Company with the Regulatory Authorities (the "Continuous Disclosure Materials") contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws in all material respects and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Applicable Securities Laws;

(i) each of the Company and the Subsidiaries has the corporate power and capacity to own the assets owned by it and to carry on the business carried on and proposed to be carried on by it, and each of the Company and the Subsidiaries hold all licences and permits that are required for carrying on its business in the manner in which such business has been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(j) each of the Company and the Subsidiaries has good title to its respective assets as disclosed in the Prospectuses, free and clear of all liens, charges and encumbrances of any kind whatsoever except as disclosed in the Prospectuses or the Technical Report;

(k) all property, options, leases, concessions, claims or other interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Company or the Subsidiaries holds an interest or right (collectively, the "Property Rights") are completely and accurately described in the Technical Report and Schedule "D" and except as set forth in the Prospectuses, and as described in Schedule "D", the Company or a Subsidiary is the legal and/or beneficial owner of such Property Rights and the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them;

(l) except as set out in the Prospectuses, no property rights other than the Property Rights are necessary for the conduct of the business of the Company or the Subsidiaries as currently being conducted, or proposed to be conducted as described in the Prospectuses, and there are no restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such Property Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights; in addition, except as set out in the Prospectuses, the Company, either directly or through its interest in the Subsidiaries, has all licences, permits and authorizations necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted in each case;

(m) other than as disclosed in the Continuous Disclosure Materials, none of the Company nor the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its Property Rights as of the Closing Date;

(n) the Technical Report filed by the Company with Regulatory Authorities has been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and the Company has complied with, and is in compliance with, NI 43-101;

(o) each of the Company and the Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect and no breach or default by the Company, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Company, or a Subsidiary, exists with respect thereto;

(p) the Company has all requisite corporate power and capacity to enter into this Agreement and to perform the transactions contemplated hereby and the granting of the Over-Allotment Option and the issuance and sale by the Company of the Purchased Shares and Additional Common Shares have been duly authorized by all necessary corporate action of the Company, and this Agreement has been, duly executed and delivered by the Company and this Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement as may be limited by applicable law;

(q) upon their issuance the Purchased Shares and Additional Common Shares will be validly allotted, issued and outstanding, fully paid and non-assessable, and registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions (except control person restrictions and restrictions under applicable U.S. securities laws) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(r) when issued and sold by the Company in accordance with the terms hereof, the terms of the Purchased Shares and Additional Common Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to common shares in the capital of the Company set forth in the Prospectuses;

(s) upon satisfaction of the Standard Listing Conditions, the Purchased Shares and Additional Common Shares will be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and for a tax-free savings account;

(t) at the Closing Time, the Purchased Shares will be listed and posted for trading on the TSX-V and the Additional Common Shares will be accepted for listing, subject to their issuance, and will be traded on the TSX-V;

(u) TSX Trust Company, at its principal offices in the City of Vancouver, British Columbia and Toronto, Ontario has been duly appointed as registrar and transfer agent for the common shares of the Company;

(v) the minute books and records of the Company and the Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Company and the Subsidiaries are all of the minute books and records of the Company and the Subsidiaries from incorporation, as the case may be, to present and contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Subsidiary to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Subsidiaries to the date of this Agreement not reflected in such minute books and other records;

(w) each of the Company and the Subsidiary maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Company's management are reasonable for operations such as these, and are in good standing and not in default it being understood that the Company does not maintain title insurance over any of its properties;

(x) the audited financial statements of the Company for its fiscal year ended December 31, 2018, and notes thereto (the "Annual Financial Statements") a copy of which is incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the period then ended and such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(y) the unaudited financial statements of the Company for the six months ended June 30, 2019 and notes thereto (the "Interim Financial Statements" and together with the Annual Financial Statements, the "Company's Financial Statements"), a copy of which is incorporated by reference in the Prospectuses, and will be true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the period then ended and such financial statements were prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(z) the Company maintains, and will maintain, at all times prior to the Closing Date, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference;

(aa) there has been no change in accounting policies or practices of the Company or the Subsidiaries since December 31, 2018, except as has been disclosed in the Prospectuses;

(bb) none of the Company nor the Subsidiaries is indebted to any of its directors or officers (collectively the "Principals"), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders (the "Common Shareholders");

(cc) the Company does not owe any monetary amount to any Principal or Common Shareholder on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company or its Subsidiary, and (iii) for other standard employee benefits made generally available to all employees;

(dd) none of the Company nor the Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(ee) there are no material liabilities of the Company or the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company's Financial Statements except those incurred in the ordinary course of its business since December 31, 2018;

(ff) since December 31, 2018, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, or the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective business, affairs, capital, prospects or assets, or the right or capacity of the Company or the Subsidiaries to carry on their business, such business having been carried on in the ordinary course except as disclosed in the Prospectuses or otherwise disclosed to the Underwriters;

(gg) the directors, officers and key employees of the Company are as disclosed in the Prospectuses and the compensation arrangements with respect to the Company's Named Executive Officers are as disclosed in the information circular for the Company's annual general meeting held on June 11, 2019, and except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company;

(hh) there are no "significant acquisitions", "significant dispositions" or "significant probable acquisitions" for which the Company is required, pursuant to Applicable Securities Laws to include additional financial disclosure in the Prospectuses;

(ii) all contracts and agreements material to the Company and the Subsidiaries, collectively, other than those entered into in the ordinary course of its business as presently conducted (collectively the "Material Contracts") have been disclosed in the Prospectuses and neither the Company nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or a Subsidiary, whether by asset sale, transfer of shares or otherwise;

(jj) there are no amendments to the Material Contracts that have been proposed to be, or are required to be, made other than have been disclosed in the Prospectuses;

(kk) all tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at December 31, 2018 have been paid or accrued in the Company's Financial Statements;

(ll) the Company and each of its Subsidiaries have been assessed for all applicable taxes to and including the fiscal year ended December 31, 2018 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or any of its Subsidiaries not adequately reflected in the Company's Financial Statements;

(mm) other than as disclosed in the Continuous Disclosure Materials, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or, to the Company's knowledge, threatened against or affecting the Company or the Subsidiaries, or to the Company's knowledge, their respective directors or officers at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company's knowledge, there is no basis therefor;

(nn) none of the Company nor the Subsidiaries has been in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "environmental laws"); without limiting the generality of the foregoing:

(i) the Company and the Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and have received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii) there are no orders, rulings or directives issued against the Company or the Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Company, threatened against the Company or the Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Company or its Subsidiaries;

(oo) no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or the Subsidiaries with respect thereto has been received by the Company or the Subsidiaries, and, to the knowledge of the Company, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or the Subsidiaries is in progress, threatened or, to the best of the Company's knowledge, pending, and, to the best of the Company's knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(pp) none of the Company nor the Subsidiaries and to the best of the Company's knowledge their respective directors or officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever;

(qq) the Company's auditors are independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")) between the Company and such auditors, who audited the Company's Financial Statements and who provided their audit report thereon were, as at the date of their audit report independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Company and such auditors nor has there been any event which has led the Company's current auditors to threaten to resign as auditors;

(rr) the Prospectuses will be prepared and filed in compliance with the Applicable Securities Laws, and, at the time of delivery of the Purchased Shares and Additional Common Shares to the Underwriters, the Final Prospectus will comply with the Applicable Securities Laws and the Company shall fulfill and comply with the necessary requirements of the Applicable Securities Laws in order to enable the Purchased Shares, the Over-Allotment Option and any Additional Common Shares, to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the Applicable Securities Laws;

(ss) the Prospectuses, including any and all amendments thereto, will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses, will constitute full, true and plain disclosure of all material facts relating to the Company and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws;

(tt) none of the Company, the Subsidiaries nor to the knowledge of the Company, any of their respective employees or agents have, in connection with the affairs of the Company, made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(uu) no labour dispute with the employees of the Company or any Subsidiary currently exists or, to the knowledge of the Company and the Subsidiaries, is imminent.  Neither the Company nor any Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company and the Subsidiaries no action has been taken or is contemplated to organize any employees of the Company or any Subsidiary;

(vv) the form of the certificate representing the Purchased Shares and Additional Common Shares has been duly approved by the Company and complies with the provisions of the Business Corporations Act (British Columbia);

(ww) no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency in Canada is necessary or required for the performance by the Company of its obligations hereunder, in connection with the Offering in the Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under Applicable Securities Laws;

(xx) all information and documentation concerning the Company and the Subsidiaries (including but not limited to the Property Rights and Material Contracts), the Purchased Shares, Over-Allotment Option, Additional Common Shares, and the Offering, that has been provided in writing to the Underwriters on their request by the Company in connection with this Agreement is accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to a lead manager and underwriter performing the services contemplated herein;

(yy) neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department ("OFAC"); and the Company will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC; and

(zz) the Company makes the representations, warranties and covenants applicable to it in Schedule "A" hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule "A" form part of this Agreement.

5.2 Each of the Underwriters represents and warrants to the Company, severally, and not jointly, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b) it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated; and

(c) it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

5.3 The representations and warranties of the Company and the Underwriters contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement in accordance with section 15.5.

6. ADDITIONAL COVENANTS

6.1 The Company covenants and agrees with the Underwriters that it shall:

(a) file with the TSX-V all required documents and pay all required filing fees, and do all things required by the rules and policies of the TSX-V, in order to obtain prior to the Closing Date the requisite acceptance or approval of the TSX-V for:

(i) the Offering; and

(ii) the conditional listing of the Purchased Shares and the Additional Common Shares subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b) with respect to the filing of the Prospectuses as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters (acting reasonably) as evidenced by the Underwriters' execution of the certificates attached thereto;

(c) prior to the completion of the Offering, allow the Underwriters to review the Offering Documents and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as Underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, corporate and operating records, documentation with respect to Property Rights, technical information, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Company;

(d) during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) prospects, financial position or capital of the Company, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto and:

(i) the Company shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the TSX-V, applicable to the Company as a result of any such change;

(ii) however, notwithstanding the foregoing, the Company shall not file any amendment to the Prospectuses or any other material supplementary to the Prospectuses (all such amendments and material being Supplementary Material) without first obtaining the approval of the Underwriters as to the form and content thereof, which approval shall be provided on a timely basis;

and, in addition to the foregoing, the Company shall, in good faith, discuss with the Underwriters any material change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Company as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(e) deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (k) below;

(f) cause commercial copies of the Prospectuses, the U.S. Memorandum and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may request, as soon as possible after the filing of the Preliminary Prospectus, Final Prospectus or Supplementary Material, as the case may be, but in any event on or before noon (Toronto time) on the second business day after obtaining the receipt therefor, as applicable, and such delivery will constitute the Company's consent to the Underwriters' use of such documents in connection with the Offering;

(g) by the act of having delivered each of the Prospectuses and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company, its Subsidiaries, the Purchased Shares and Additional Common Shares as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h) prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Purchased Shares and the Additional Common Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(i) use commercially reasonable efforts to maintain its status as a "reporting issuer" or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(j) use commercially reasonable efforts to maintain its listing of its common shares on the TSX-V (or a similar stock exchange or quotation system) for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(k) deliver to the Underwriters and their legal counsel, as applicable:

(i) at the time of execution of the Final Prospectus by the Underwriters, a long form Comfort Letter (the "Comfort Letter") from the Company's auditors addressed to the Underwriters and to the directors of the Company and dated as of the date of the Final Prospectus and based on procedures performed within two business days of the Final Prospectus, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii) at the Closing Time, such legal opinions (the "Legal Opinions") of the Company's legal counsel addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule "C";

(iii) at the Closing Time, if any Purchased Shares and/or Additional Common Shares are being sold in the United States in accordance with Schedule "A" hereto, a legal opinion of Dorsey & Whitney LLP, the Company's U.S. legal counsel (the "U.S. Legal Opinion"), addressed to the Underwriters and dated as of the Closing Date and/or the Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, to the effect that such offer and sale of the Purchased Shares and/or any Additional Common Shares in the United States is not required to be registered under the U.S. Securities Act;

(iv) at the Closing Time, a certificate (the "Officers' Certificate") of the Company signed by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A) the Company has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B) no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Purchased Shares and Additional Common Shares or any of the Company's issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C) the Company is a "reporting issuer" or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D) all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(v) at the Closing Time, such legal opinion (the "Title Opinion") of the Company's legal counsel, addressed to the Underwriters and their legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to title and ownership rights in the Company's DeLamar Project;

(vi) certificates dated the Closing Date (or, in the case of the Option Closing, dated the Over-Allotment Closing Date) signed by the CEO of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company and the Subsidiaries; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Purchased Shares and Additional Common Shares, the grant of the Over-Allotment Option the authorization of this Agreement, the TSX-V listing and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(vii) at the Closing Time, certificates of good standing (or equivalent) for the Company and the Subsidiaries, each dated within one business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(viii) at the Closing Time, a certificate of the registrar and transfer agent of the common shares of the Company, which certifies the number of common shares of the Company issued and outstanding on the date prior to the Closing Date;

(ix) at the Closing Time, the Comfort Letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two business days prior to the Closing Date, the information contained in the Comfort Letter; and

(x) at the Closing Time, such other materials (the "Closing Materials") as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(l) from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(m) during the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, not, without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld, directly or indirectly issue, negotiate, announce or agree to sell or issue any common shares or securities or other financial instruments convertible into or having the right to acquire common shares of the Company, other than issuances (i) as contemplated in this Agreement; (ii) pursuant to the grant of convertible awards in the normal course pursuant to the Company's employee equity incentive plan or issuance of securities pursuant to the exercise or conversion, as the case may be, of options or securities of the Company outstanding on the date hereof; (iii) an issuance of options or securities in connection with a bona fide acquisition by the Company (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision); or (iv) pursuant to the Non-Brokered Offering, and, if applicable, pursuant to the participation right granted to Kinross Gold U.S.A. Inc. under an investor rights agreement dated November 3, 2017 (the "Kinross Offering");

(n) cause each of its directors and senior officers to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriter, evidencing their agreement to not, without the consent of the Lead Underwriter, which consent shall not be unreasonably withheld, offer, sell, transfer, pledge, assign, resell or otherwise dispose of (or announce any intention to do so) any securities of the Company held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than securities sold to satisfy tax obligations on the exercise of convertible securities of the Company held by such person as of the date of this Agreement;

(o) prior to the filing of the Final Prospectus, provide evidence satisfactory to the Underwriters of the conditional approval of each of the TSX-V of the listing and posting for trading on each of the TSX-V of the Purchased Shares and Additional Common Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX-V in similar circumstances (the "Standard Listing Conditions");

(p) advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof; of: (i) the issuance by any Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Purchased Shares, Over-Allotment Option or Additional Common Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission for amending or supplementing the Preliminary Prospectus or the Final Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(q) not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Lead Underwriter's prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(r) during the period commencing on the date hereof and until completion of the distribution of any Additional Common Shares, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters' counsel prior to issuance, provided that any such review will be completed in a timely manner;

(s) forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any respect;

(t) ensure that any news release announcing this Offering and naming the Underwriters will include substantially the following legend:  "NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.", and news releases announcing this transaction will include the following statements: "This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements."; and

(u) use the net proceeds of the Offering substantially in the manner set out in the Final Prospectus under the heading "Use of Proceeds", subject to the qualification set out therein.

6.2 The Underwriters covenant and agree with the Company that they shall:

(a) comply with the Applicable Securities Laws in connection with the offer to sell and distribution of the Purchased Shares (including delivery requirements in respect of the Prospectuses) and shall not, directly or indirectly, solicit offers to purchase or sell the Purchased Shares or deliver any Offering Documents so as to require registration of the Purchased Shares or filing of a prospectus or registration statement with respect to the Purchased Shares or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Qualifying Jurisdictions, including, without limitation, the United States and the Underwriters shall not make any representations or warranties with respect to the Company or the Purchased Shares, other than as set forth in the Offering Documents. The Underwriters will comply with the obligations applicable to them set out in Schedule "A" to this Agreement;

(b) use their reasonable best efforts to complete the distribution of the Purchased Shares as promptly as possible after the Closing Time and will notify the Company when, in the Underwriters' opinion, the Underwriters have ceased the distribution of the Purchased Shares, and, within 30 days after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Purchased Shares distributed (i) in each of the Qualifying Jurisdictions where that breakdown is required by a Commission for the purpose of calculating fees payable to, or making filings with, that Commission and (ii) in any other Qualifying Jurisdiction;

(c) upon being satisfied the Prospectuses and any amendments thereto are satisfactory for filing, execute the Prospectuses and any amendments; and

(d) execute such other document or documents as may be required by the Company, acting reasonably.

7. UNDERWRITERS' FEES AND EXPENSES

7.1 In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriting Fee. For the avoidance of doubt, the Underwriting Fee will not apply to the common shares of the Company issued pursuant to the Kinross Offering.

7.2 Whether or not the purchase and sale of the Purchased Shares shall be completed, all costs, fees and expenses of or incidental to the creation, issue, sale and distribution of the Purchased Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Company including (i) all costs incurred in connection with the preparation of documents related to the Offering and the Prospectuses; (ii) all expenses and fees of the Underwriters; and (iii) the legal fees and disbursements of the Underwriters' legal counsel, up to a maximum of $75,000 exclusive of taxes and disbursements. For the avoidance of doubt, no costs, fees or expenses shall be paid to the Underwriters in connection with the Kinross Offering.

7.3 The Company shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Lead Underwriter and, except to the extent that an Underwriter notifies the Company in writing to the contrary, the Underwriters agree that the Lead Underwriter has the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters.

8. UNDERWRITING PERCENTAGES

8.1 The obligations of the Underwriters hereunder, including the obligation to purchase Purchased Shares and if the Over-Allotment Option is exercised, any obligation to purchase Additional Common Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Purchased Shares and Additional Common Shares set out opposite the name of the Underwriters below:

Raymond James Ltd.	50%

National Bank Financial Inc.	20%

PI Financial Corp.	10%

Echelon Wealth Partners Inc.	10%

GMP Securities L.P.	5%

Roth Capital Partners, LLC	5%

100%

8.2 In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Purchased Shares or Additional Common Shares as provided in section 8.1 (a "Defaulting Underwriter") and the percentage of Purchased Shares or Additional Common Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the aggregate Purchased Shares or Additional Common Shares, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Purchased Shares and Additional Common Shares that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Purchased Shares and Additional Common Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Purchased Shares or Additional Common Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Purchased Shares or Additional Common Shares, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Shares and Additional Common Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Purchased Shares and Additional Common Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others that are not in default shall be relieved of all obligations to the Company arising from such default. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Purchased Shares (or in the event of the exercise of the Over-Allotment Option in whole or in part, the Additional Common Shares in respect of which the Over-Allotment Option has been exercised) or relieve from liability to the Company any Underwriter which shall be so in default.

9. CONDITIONS PRECEDENT

9.1 The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Lead Underwriter on behalf of the Underwriters in its sole discretion:

(a) all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses, to obtain the requisite approval of the TSX-V to the Offering and to validly offer, sell and distribute the Purchased Shares, grant the Over-Allotment Option and distribute the Additional Common Shares;

(b) the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectuses, including without limitation a receipt from the Commissions pursuant to NP 11-202 in respect of the Prospectuses, to permit the Company to complete its obligations hereunder;

(c) the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Legal Opinions, U.S. Legal Opinion, Officer's Certificate, the Title Opinion and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(d) no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors, officers or promoters of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(e) as of the Closing Time, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities in Canada must be made publicly available in connection with the sale of the Purchased Shares and the Additional Common Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectuses or the U.S. Memorandum that are not described or referred to as required and delivered to the Underwriters;

(f) the Underwriters shall have received at the Closing Time a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the number of issued and outstanding common shares of the Company;

(g) the Underwriters not having exercised any rights of termination set forth in this Agreement;

(h) there shall not have occurred any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise),financial position or capital of the Company not disclosed in the Continuous Disclosure Materials;

(i) the Company will have, as of the Closing Time, complied in all material respects with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Purchased Shares and Additional Common Shares on the TSX-V as required to be provided prior to the Closing Time; and

(j) the representations and warranties of the Company contained in this Agreement will be materially true and correct as of the Closing Time as if such representations and warranties had been made as of the Closing Time.

10. CLOSING

10.1 The Company and the Underwriters shall cause the Closing to occur on December 4, 2019 or such other date as may be agreed by the Company and the Underwriters. The closing of the transactions contemplated under this Agreement (the "Closing") shall be completed at the offices of Cassels Brock & Blackwell LLP, legal counsel to the Company, at the Closing Time on December 4, 2019 or such other time and date as may be agreed to by the Company and the Underwriters (the "Closing Date").

10.2 On the Closing, the Company shall issue and deliver to the Underwriters the one or more global certificates (in physical or electronic form as the Lead Underwriter may advise) representing the Purchased Shares and, subject to receipt of the notice in accordance with the Over-Allotment Option, the Additional Common Shares specified in such notice, in the names and denominations reasonably requested by the Underwriters; provided that separate certificates (in physical or electronic form as the Lead Underwriter may advise) shall be issued to or in respect of each U.S. Accredited Investor, if any, that is purchasing Purchased Shares at the Closing, registered in the name of such U.S. Accredited Investor or its nominee or as otherwise directed by Lead Underwriter.

10.3 At the Closing Time, the Company shall deliver to the Underwriters such documents set forth in section 6.1(k).

10.4 If the Company has satisfied all of its obligations under this Agreement, at the Closing the Underwriters shall pay to the Company the aggregate gross proceeds of the sale of the Purchased Shares, less the Underwriting Fee and expenses as provided in section 7 hereof.

11. OPTION CLOSING

11.1 In the event the Over-Allotment Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that the Lead Underwriter advises the Company the certificates (in physical or electronic form as the Lead Underwriter may advise in the notice) representing the Additional Common Shares to be issued at the Option Closing in the names and denominations reasonably requested by the Underwriters.

11.2 The Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

11.3 At the Option Closing, the Company shall deliver to the Underwriters such documents set forth in section 6.1(k) except paragraphs (i), (ii), (iii) and (v) , as the Underwriters may request.

11.4 If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriters shall pay to the Company the gross proceeds of the sale of the Additional Common Shares, less the Underwriting Fee.

12. INDEMNITY

12.1 The Company (the "Indemnitor") agrees to indemnify and hold harmless the Underwriters and their respective affiliates, their respective present and former directors, officers, employees, agents, partners, advisors, shareholders and each other person, if any, controlling an Underwriter or any of its affiliates (collectively, the "Indemnified Parties" and individually, an "Indemnified Party"), to the full extent lawful, from and against any and all expenses, losses, claims, actions, damages and liabilities, joint or several, (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, actions, damages or liabilities relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(a) any breach of or default under any representation, warranty, covenant or agreement of the Company in this Agreement or any other document to be delivered in connection with the Offering, or the failure of the Company to comply with any of its obligations under this Agreement or under those other documents;

(b) the Company not complying with any requirement of any securities laws relating to the Offering of the Purchased Shares and Additional Common Shares;

(c) any information or statement contained in any of the offering documents or any other document or material filed or delivered by or on behalf of the Company in connection with the Offering (except any information or statement relating solely to the Underwriters and furnished by the Underwriters specifically for use in such documents, being or being alleged to be an untrue statement or misrepresentation);

(d) any omission or alleged omission to state in any offering document filed or delivered by or on behalf of the Company in connection with the Offering (except facts relating solely to the Underwriters and provided by the Underwriters), required to be stated in such offering document or necessary to make any statement in such offering document not misleading in light of the circumstances under which it was made; or

(e) any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or any other governmental authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation contained in any of the offering documents or in any certificate or other document of the Company filed or delivered in connection with the Offering or based on any failure to comply with the securities laws (except an untrue statement, omission or misrepresentation relating solely to the Underwriters and furnished by them specifically for use in such documents) preventing or restricting the trading in or the sale or distribution of the Purchased Shares and Additional Common Shares.

12.2 Notwithstanding the foregoing, this indemnity shall not apply to an Indemnified Party to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such expenses, losses, claims, actions, costs, damages or liabilities to which the Indemnified Party may be subject were caused by the breach of this Agreement, fraud, gross negligence or wilful misconduct of such Indemnified Party.

12.3 The Indemnitor also agrees that no Indemnified Party will have any liability (either direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting claims on the Indemnitor's behalf or in right for or in connection with the Offering, except to the extent that any expenses, losses, claims, actions, costs, damages or liabilities incurred by the Indemnitor are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the breach of this Agreement, fraud, gross negligence or wilful misconduct of an Indemnified Party.

12.4 If for any reason (other than a determination by a court of competent jurisdiction in a final judgment that has become non-appealable that such expenses, losses, claims, actions, costs, damages or liabilities to which the Indemnified Party may be subject were caused by the breach of this Agreement, fraud, gross negligence or wilful misconduct of such Indemnified Party) the indemnification provided for herein is unavailable to any Indemnified Party or is insufficient to hold any Indemnified Party harmless, the Indemnitor shall contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor or any Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by any Indemnified Party as a result of such expense, loss, claim, action, damage or liability in excess of such amount over the aggregate amount of the fee received by the Underwriters pursuant to the Offering.

12.5 The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or any Indemnified Party by any governmental authority or stock exchange or if such authority or exchange shall investigate the Indemnitor and/or any Indemnified Party and such Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of this Agreement, such Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse an Underwriter for time spent by its, or any of its affiliates, directors, officers, employees, partners or agents (collectively, "Personnel") in connection therewith based on such Underwriter's then current schedule of per diem fees for its personnel) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Indemnitor as they occur.

12.6 Promptly after receiving notice of an action, suit, proceeding or claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor pursuant to this indemnity, such Indemnified Party will notify the Indemnitor in writing of the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party, except only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor would otherwise have under this indemnity had an Indemnified Party not so delayed in or failed to give the notice required hereunder.

12.7 The Indemnitor shall have 30 days after receipt of the notice, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying an Indemnified Party in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to such Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

12.8 Notwithstanding the foregoing, any Indemnified Party shall have the right, at the Indemnitor's expense, to employ counsel of such Indemnified Party's choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Indemnitor; (ii) the Indemnitor has not assumed the defence and employed counsel therefor within 30 days after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party in writing that representation of both parties by the same counsel would be inappropriate because there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Party's behalf).

12.9 No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made and the Indemnitor shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld.

12.10 The Indemnitors hereby acknowledges that the Underwriters act as trustee for the other Indemnified Parties of the Indemnitor's covenants under this indemnity with respect to such persons and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12.11 This indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, and any Indemnified Party. The foregoing provisions shall survive the completion of the Offering.

13. TERMINATION OF AGREEMENT

13.1 Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any conditions in favour of the Underwriters prior to the Closing Date shall entitle the Underwriters to terminate in accordance with section 13.2(d) their obligation to purchase the Purchased Shares and any Additional Common Shares by written notice to that effect given to the Company prior to the Closing Time on the Closing Date or Option Closing (as applicable). The Company shall use its reasonable commercial efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

13.2 This Agreement and any obligation of the Underwriters to purchase Purchased Shares and any Additional Common Shares may be terminated by the Lead Underwriter, on behalf of the Underwriters, upon delivery of written notice to the Company at any time up to the Closing of the Offering if at any time prior to the Closing of the Offering:

(a) there shall have occurred any material change, change in any material fact, or have arisen or been discovered any new material fact, that would be expected to in the opinion of Lead Underwriter, acting reasonably, on behalf of the Underwriters, have a significant adverse effect on the market price or value of the common shares of the Company; or

(b) any inquiry, investigation, action, suit, investigation or other proceeding (formal or informal) is made by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality, including without limitation, the TSX-V or any securities regulatory authority, which, in the opinion of Lead Underwriter, acting reasonably, prevents or restricts trading of the securities of the Company or adversely affects or will adversely affect the financial markets or the business, operations or affairs of the Company; or

(c) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of Lead Underwriter materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and the Subsidiaries, taken as a whole; or

(d) the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false.

13.3 The Lead Underwriter shall use reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Lead Underwriter to exercise its rights under section 13.2, on behalf of the Underwriters, at any time prior to or at the Closing Time on the Closing Date or the Over-Allotment Closing Date (as the case may be).

13.4 The rights of termination contained in this section 13 as may be exercised by the Lead Underwriter, on behalf of Underwriters, are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement.

13.5 If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Company's liabilities to the Underwriters shall be limited to the Company's obligations under subsection 6.1(q), section 7, section 12 and section 13.

14. RELATIONSHIP WITH THE TMX GROUP LIMITED

14.1 Certain of the Underwriters, or affiliates thereof, own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of such dealer supplying or continuing to supply a product or service.

15. GENERAL

15.1 Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Integra Resources Corp.
400 Burrard Street, Suite 1050
Vancouver, BC  V6C 3A6

Attention: George Salamis
Email: george@integraresources.com

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building
885 West Georgia Street
Vancouver, BC  V6C 3E8

Attention: David Redford
Email: dredford@cassels.com

and in the case of the Underwriters, be addressed and emailed or delivered to each of:

Raymond James Ltd.
Scotia Plaza, Suite 5400
40 King Street West
Toronto, ON  M5H 3Y2

Attention: Kevin Carter
Email: kevin.carter@raymondjames.ca

National Bank Financial Inc.
475 Howe Street, Suite 3000

Vancouver BC V6C 2B3

Attention: Morten Eisenhardt
Email: morten.eisenhardt@nbc.ca

PI Financial Corp.
1900 - 666 Burrard Street
Vancouver, BC  V6C 3N1

Attention: Dan Barnholden
Email: dbarnholden@pifanancial.com

Echelon Wealth Partners Inc.
1 Adelaide Street East, Suite 2100

Toronto ON M5C 2V9

Attention: David G. Anderson
Email: danderson@echelonpartners.com

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, ON  M5H 1J8

Attention: Pierre Laliberte
Email: plaliberte@gmpsecurities.com

Roth Capital Partners, LLC
57 W 57th Street
New York, New York 10019

Attention: Joseph Barry
Email: jbarry@roth.com

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street
Suite 2600, Three Bentall Centre
Vancouver BC  V7X 1L3

Attention: Bob Wooder
Email: bob.wooder@blakes.com

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

15.2 Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 15.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

15.3 This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the "bought deal" offering letter dated November 14, 2019, as amended November 15, 2019.

15.4 The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

15.5 Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Purchased Shares and any Additional Common Shares for the longer of two years following the date of Closing and the date on which any applicable prospectus liability could apply.  For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in section 12, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

15.6 No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

15.7 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

15.8 This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

15.9 This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

15.10 The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

15.11 The parties in may sign this Agreement as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this Agreement and return same to the Underwriters whereupon this Agreement as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours truly,

RAYMOND JAMES LTD.

By: "Kevin Carter"

 Name: Kevin Carter
 Title: Managing Director

NATIONAL BANK FINANCIAL INC.

By: "Morten Eisenhardt"

 Name: Morten Eisenhardt
 Title: Managing Director

PI FINANCIAL CORP.

By: "Dan Barnholden"

 Name: Dan Barnholden
 Title: Managing Director, Co-Head of Investment Banking

ECHELON WEALTH PARTNERS INC.

By: "David G. Anderson"

 Name: David G. Anderson
 Title: Head of Investment Banking

GMP SECURITIES L.P.

By: "Pierre Laliberte"

 Name: Pierre Laliberte
 Title: Director, Investment Banking

ROTH CAPITAL PARTNERS, LLC

By: "Aaron Gurewitz"

 Name: Aaron Gurewitz
 Title: Head of Equity Capital Markets

Signature page - Underwriting Agreement

The foregoing is accepted and agreed to on November 19, 2019, effective as of the date appearing on the first page of this Agreement.

INTEGRA RESOURCES CORP.

By: "George Salamis"

 Name: George Salamis
 Title: President and CEO

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

1. As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "affiliate" means "affiliate" as defined in Rule 405 under the U.S. Securities Act;

(b) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S; without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Shares or Additional Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Purchased Shares or Additional Common Shares;

(c) "Foreign Issuer" shall have the meaning ascribed thereto in Rule 902(e) of Regulation S; without limiting the foregoing, but for greater clarity, it means any issuer that is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) more than 50% of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (ii) any of the following: (A) the majority of the executive officers or directors are United States citizens or residents, (B) more than 50% of the assets of the issuer are located in the United States, or (C) the business of the issuer is administered principally in the United States;

(d) "General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used under Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or any other telecommunications medium, including electronic display or television, or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e) "Offshore Transaction" means an "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

(f) "SEC" means the United States Securities and Exchange Commission;

(g) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S; and

(h) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

2. Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters acknowledges that neither the Purchased Shares nor any Additional Common Shares have been registered under the U.S. Securities Act and may be offered and sold within the United States or to persons in the United States (other than persons excluded from the definition of "U.S. person" pursuant to Rule 902(k)(2)(vi) or Rule 902(k)(2)(j) of Regulation S) only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws of any state, territory or possession of the United States ("state securities laws"). Accordingly, each Underwriter represents, warrants and covenants to the Company that:

(a) It has not offered and sold, and will not offer and sell, any Purchased Shares or Additional Common Shares constituting part of its allotment, except (i) in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) in the United States as provided in paragraphs (b) through (m) below. Accordingly, none of the Underwriters, the U.S. Affiliates, any of their affiliates or any persons acting on their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Purchased Shares or Additional Common Shares.

(b) It has not entered into and will not enter into any contractual arrangement with respect to the distribution of the Purchased Shares or Additional Common Shares, except with its affiliates or the U.S. Affiliates without the prior written consent of the Company.  It shall require each U.S. Affiliate and each other affiliate to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each U.S. Affiliate and each other affiliate complies with, the provisions of this Schedule "A" applicable to such Underwriter as if such provisions applied to such U.S. Affiliate or other affiliate, as applicable.

(c) All offers and sales of Purchased Shares and Additional Common Shares in the United States shall be made through a U.S. Affiliate, which on the dates of all such offers and subsequent sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws of the United States (except where exempted from the respective state's broker-dealer registration requirements) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., in compliance with all applicable U.S. broker-dealer requirements.  Each U.S. Affiliate reselling Purchased Shares or Additional Common Shares to Qualified Institutional Buyers under Rule 144A and is and will be a Qualified Institutional Buyer on the date hereof and at the Closing Date and date of the Option Closing.

(d) In connection with offers and sales of Purchased Shares and Additional Common Shares in the United States, none of it, its U.S. Affiliate, its other affiliates or any person acting on its or their behalf has engaged or will engage in (i) any form of General Solicitation or General Advertising, or (ii) any conduct in the United States involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(e) Any offer, sale or solicitation of an offer to buy Purchased Shares or Additional Common Shares that has been made or will be made in the United States was or will be made only (i) on behalf of the Underwriter or its U.S. Affiliate, acting as principal, in compliance with Rule 144A to Qualified Institutional Buyers, or (ii) on behalf of the Company in compliance with Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act to U.S. Accredited Investors, who, in each case, is acquiring the Purchased Shares or Additional Common Shares for its own account or for the account of a Qualified Institutional Buyer or a U.S. Accredited Investor, as the case may be, with respect to which it exercises sole investment discretion. Any sales of Purchased Shares or Additional Common Shares made to Substituted Purchasers in the United States will be made directly by the Company to U.S. Accredited Investors purchasing as Substituted Purchasers, and the Underwriter and its U.S. Affiliate shall act in the capacity as placement agent for such sales.

(f) Each offeree in the United States shall be provided, prior to the time of purchase of any Purchased Shares or Additional Common Shares, with a copy of the Preliminary U.S. Private Placement Memorandum and the Final U.S. Private Placement Memorandum and no other written material will be used in connection with the offer or sale of the Purchased Shares or Additional Common Shares in the United States.

(g) Each offeree in the United States shall be a Qualified Institutional Buyer or a U.S. Accredited Investor and it had a relationship with such offeree (with the exception of offerees that constitute part of the President's List Orders), prior to the offer of the Purchased Shares or Additional Common Shares to the offeree, such that it was in a position to determine that the offeree, or beneficial purchaser, if any, for whom the offeree is acting as trustee or agent, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Purchased Shares or Additional Common Shares, i.e., that it is a sophisticated investor.

(h) At least one business day prior to the Closing Date and any Over-Allotment Closing Date, it will provide the transfer agent, the Company and its counsel with a list of each purchaser of the Purchased Shares or Additional Common Shares in the United States or that was offered Purchased Shares or Additional Common Shares in the United States.

(i) At Closing and at any Option Closing, each Underwriter and U.S. Affiliate who made offers or sales of the Purchased Shares or Additional Common Shares in the United States will (i) provide a certificate, substantially in the form of Exhibit A to this Schedule "A", relating to the manner of the offer and sale of the Purchased Shares or Additional Common Shares in the United States, and (ii) provide copies of (A) the Accredited Investor Letters, in the form attached as Exhibit B to the Final U.S. Private Placement Memorandum, executed by the U.S. Accredited Investors purchasing Purchased Shares or Additional Common Shares, and/or (B) the Qualified Institutional Buyer Letters, in the form attached as Exhibit A to the Final U.S. Private Placement Memorandum, executed by the Qualified Institutional Buyers purchasing Purchased Shares or Additional Common Shares.

(j) All Purchased Shares or Additional Common Shares sold to a U.S. Accredited Investor that is in the United States or that was offered Purchased Shares or Additional Common Shares in the United States will bear a legend to the effect contained in the Final U.S. Private Placement Memorandum.

(k) Each Qualified Institutional Buyer has been advised that it must implement appropriate internal controls and procedures to ensure that such Purchased Shares or Additional Common Shares, as applicable, shall be properly identified in the Company's records as restricted securities that are subject to the transfer restrictions set forth the Qualified Institutional Buyer Letters notwithstanding the absence of a U.S. restricted legend or restricted CUSIP number.

(l) As of each Closing Date, with respect to Purchased Shares or Additional Common Shares offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the "Regulation D Securities"), none of it, its U.S. Affiliate, or any of its or its U.S. Affiliate's directors, executive officers, general partners, managing members or other officers participating in the offering of Regulation D Securities, the Underwriter's or its U.S. Affiliate's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities, or any other person associated with any of the above persons that has been or will be paid, directly or indirectly, remuneration for solicitation of purchasers of Regulation D Securities pursuant to Rule 506(b) of Regulation D (each, a "Dealer Covered Person" and, together, "Dealer Covered Persons"), is subject to is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a "Disqualification Event"), except for a Disqualification Event (i) covered by Rule 506(d)(2)(i) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date. As of the Closing Date, it represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

(m) None of it, its affiliates or any person acting on its or their behalf has engaged or will engage, directly or indirectly, in any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

3. Representations, Warranties and Covenants of the Company

 The Company represents, warrants and covenants that:

(a) The Company is a Foreign Issuer with no Substantial U.S. Market Interest in its common shares.

(b) The Company is not, and as a result of the sale of the Purchased Shares or any Additional Common Shares contemplated hereby will not be, required to be registered as an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

(c) Except with respect to offers and sales to Qualified Institutional Buyers or U.S. Accredited Investors in reliance upon exemptions from registration under the U.S. Securities Act and state securities laws, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Purchased Shares or Additional Common Shares to a person in the United States; or (ii) any sale of Purchased Shares or Additional Common Shares unless, at the time the buy order was or will have been originated, the purchaser is (A) outside the United States or (B) such offeror reasonably believes that the purchaser is outside the United States.

(d) None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has made or will make any Directed Selling Efforts with respect to the Purchased Shares or Additional Common Shares.

(e) None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Purchased Shares or Additional Common Shares in the United States.

(f) The Preliminary U.S. Private Placement Memorandum and the Final U.S. Private Placement Memorandum (and any other material or document prepared or distributed by or on behalf of the Company used in connection with offers and sales of the Purchased Shares or Additional Common Shares) include, or will include, statements to the effect that the securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless exemptions from the registration requirements of the U.S. Securities Act and state securities laws are available.  Such statements have appeared, or will appear, (i) on the cover or inside cover page of the Preliminary Prospectus and the Final Prospectus; (ii) in the "Plan of Distribution" section of the Preliminary Prospectus and the Final Prospectus; and (iii) in any press release or other public statement made or issued by the Company or anyone acting on the Company's behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant) in connection with the Purchased Shares or Additional Common Shares.

(g) Except for the Non-Brokered Offering of common shares in the capital of the Company, the Company has not sold, offered for sale or solicited any offer to buy, during the period beginning six months prior to the start of the offering of the Purchased Shares or Additional Common Shares, and will not sell, offer for sale or solicit any offer to buy, during the period ending six months after the completion of the offering of the Purchased Shares or Additional Common Shares, any of its securities in the United States in a manner that would be integrated with and would cause either of the exemptions from registration provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) under the U.S. Securities Act and Rule 144A, or the exclusion from registration provided by Rule 903 of Regulation S, to be unavailable with respect to offers and sales of the Purchased Shares or Additional Common Shares pursuant to this Schedule "A".

(h) Each offeree in the United States that shall constitute part of the President's List Orders shall be a Qualified Institutional Buyer or a U.S. Accredited Investor and the Company had a relationship with such offeree, prior to the offer of the Purchased Shares or Additional Common Shares to the offeree, such that it was in a position to determine that the offeree, or beneficial purchaser, if any, for whom the offeree is acting as trustee or agent, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Purchased Shares or Additional Common Shares, i.e., that it is a sophisticated investor.

(i) The Purchased Shares or Additional Common Shares are not, and as of the Closing Time, will not be, and no securities of the same class as the Purchased Shares or Additional Common Shares are or will be, (i) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a "U.S. automated inter-dealer quotation system", as such term is used in Rule 144A, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10% for securities so listed or quoted.

(j) None of the Company or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining that person for failure to comply with Rule 503 of Regulation D.

(k) As of each Closing Date, with respect to the Regulation D Securities, none of the Company, any of its predecessors, any affiliated issuer issuing Regulation D Securities, any director, executive officer or other officer of the Company participating in the offering of Regulation D Securities, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale of the Regulation D Securities (but excluding any Dealer Covered Person (as defined below), as to whom no representation, warranty or covenant is made) (each, an "Issuer Covered Person" and, collectively, the "Issuer Covered Persons") is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under Regulation D.  The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.  If applicable, the Company has complied with its disclosure obligations under Rule 506(e) under Regulation D, and has furnished to each Underwriter and its U.S. Affiliate(s) a copy of any disclosures provided thereunder.

(l) None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Securities Act in connection with the offer and sale of the Purchased Shares or Additional Common Shares.

EXHIBIT A
TO SCHEDULE "A"
UNDERWRITER'S CERTIFICATE

In connection with the private placement in the United States of common shares of Integra Resources Corp. (the "Company") pursuant to an underwriting agreement (the "Underwriting Agreement") dated November 19, 2019, among the Company, Raymond James Ltd., National Bank Financial Inc., PI Financial Corp., Echelon Wealth Partners Inc., GMP Securities L.P. and Roth Capital Partners, LLC, the undersigned hereby certifies as follows:

(a) the undersigned is on the date hereof, and was on the date of each offer and sale of Purchased Shares or Additional Common Shares made in the United States, a duly registered broker or dealer with the SEC and in each applicable state pursuant to such state's broker-dealer laws (unless exempted from the respective state's broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, and all offers and sales of Purchased Shares or Additional Common Shares in the United States will be effected in accordance with all U.S. federal and state broker-dealer requirements and in compliance with, or pursuant to exemptions from, the registration or qualification requirements of all applicable state securities laws;

(b) each offeree was provided with a copy of the confidential Preliminary U.S. Private Placement Memorandum and a copy of the confidential Final U.S. Private Placement Memorandum and no other written material was used or will be used in connection with the offer and sale of the Purchased Shares or Additional Common Shares in the United States;

(c) each offeree in the United States was a Qualified Institutional Buyer or a U.S. Accredited Investor and, on the date hereof, each person purchasing Purchased Shares or Additional Common Shares in the United States or that was offered Purchased Shares or Additional Common Shares in the United States is a Qualified Institutional Buyer or a U.S. Accredited Investor;

(d) no form of General Solicitation or General Advertising was used by the undersigned in connection with the offer or sale of the Purchased Shares or Additional Common Shares in the United States, nor have the undersigned solicited offers for or offered to sell the Purchased Shares or Additional Common Shares by any means involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e) immediately prior to transmitting any materials to an offeree of Purchased Shares or Additional Common Shares in the United States, the undersigned had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer or a U.S. Accredited Investor;

(f) prior to any sale of Purchased Shares or Additional Common Shares to a U.S. Accredited Investor that was purchasing the Purchased Shares or Additional Common Shares pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, the undersigned caused each such purchaser to execute a subscription agreement in the form of Exhibit B attached to the Final U.S. Private Placement Memorandum;

(g) prior to any sale of Purchased Shares or Additional Common Shares to a Qualified Institutional Buyer that was purchasing the Purchased Shares or Additional Common Shares pursuant to Rule 144A, the undersigned caused each such purchaser to execute a letter in the form of Exhibit A attached to the Final U.S. Private Placement Memorandum;

(h) none of the undersigned, or their respective affiliates or any person acting on any of their behalf, has taken or will take any action, directly or indirectly, that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Shares or Additional Common Shares;

(i) no Dealer Covered Person is subject to any Disqualification Event; and

A-2

(j) all offers and sales of the Purchased Shares or Additional Common Shares in the United States have been conducted in accordance with the terms of the Underwriting Agreement, including Schedule "A" thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "A" thereto), unless otherwise defined herein.

DATED this        day of [●], 2019.

[Underwriter]		[US Affiliate of Underwriter]

By:		By:
	Authorized Signing Officer		Authorized Signing Officer

SCHEDULE "B"

OUTSTANDING CONVERTIBLE SECURITIES

Please see attached.

KINROSS INVESTOR RIGHTS AGREEMENT

In connection with the issuance of the Integra Consideration Shares to Kinross during the Acquisition of the DeLamar Project from a wholly owned subsidiary of Kinross Gold Corp, Kinross and the Company entered into an investor rights agreement on the effective date of the DeLamar Closing, pursuant to which, and subject to certain conditions, Kinross has the right (until such time as Kinross beneficially owns less than 5% of the Integra Shares for the first time following completion of the Transaction) to

(i) participate in any future equity offerings by the Company in order to maintain its proportionate interest in the Company and (ii) nominate one person to the board of directors of the Company (until such time as Kinross beneficially owns less than 9.9% of the Integra Shares for the first time following completion of the Transaction).

COEUR INVESTOR RIGHTS AGREEMENT

In connection with the Non-Brokered Offering (defined above), Coeur Mining, Inc. ("Coeur") and the Company will enter into an investor rights agreement on closing of the Non-Brokered Offering, pursuant to which, and subject to certain conditions, Coeur has (i) the right (until November 25, 2021) to participate in any future equity offerings by the Company in order to maintain its proportionate interest in the Company; and (ii) the right to appoint two members to a newly created five person technical committee so long as Coeur continues to hold at least 2.4% of the Company's issued and outstanding common share capital.

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	4,015,000		$1.00	1,705,001	November 3, 2022
	225,000		$1.28	75,000	February 1, 2023
	250,000		$1.18	166,667	February 28, 2023
	225,000		$0.87	75,000	August 29, 2023
	100,000		$0.87	33,333	September 10, 2023
	1,828,500		$0.80	133,333	November 23, 2023
	250,000		$0.80	83,333	December 13, 2023
	100,000		$0.87	-	January 11, 2024
	125,000		$0.86	-	January 16, 2024
	250,000		$1.31	83,333	September 16, 2024
Total	7,368,500	3.55	$0.96	2,355,000

SCHEDULE "C"

LEGAL OPINION

(a) each of the Company and the Subsidiaries is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b) each of the Company and the Subsidiaries has all requisite corporate power and capacity to carry on its business as now conducted as described in the Final Prospectus and to own, lease and operate its property and assets described in the Final Prospectus and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c) the Company's ownership interest in each of the Subsidiaries;

(d) the authorized and issued capital of the Company and each of the Subsidiaries;

(e) all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Purchased Shares and Additional Common Shares and the grant of the Over-Allotment Option;

(f) the Purchased Shares have been validly created and will be issued as fully-paid and non-assessable common shares in the capital of the Company upon full payment therefor and, upon full payment therefor, and the issue thereof, the Additional Common Shares will have been validly issued as fully paid and non-assessable common shares in the capital of the Company;

(g) the Additional Common Shares have been duly created, allotted and reserved for issuance by the Company;

(h) the form and terms of the definitive certificate representing the common shares have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), the notice of articles and articles of the Company and the rules and by-laws of the TSX-V;

(i) the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Purchased Shares and Additional Common Shares;

(j) all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Commissions;

(k) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(l) the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Company and the offering, issuance, sale and delivery of the Purchased Shares and Additional Common Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company;

C-2

(m) TSX Trust Company is the duly appointed registrar and transfer agent for the common shares of the Company;

(n) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction to qualify the distribution of the Purchased Shares, the Over-Allotment Option and the Additional Common Shares in each of the Qualifying Jurisdictions through persons who are duly registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(o) as to the accuracy of the statements under the headings "Eligibility For Investment" in the Prospectuses.

SCHEDULE "D"

LIST OF PROPERTY RIGHTS

Please see attached.

287 unpatented lode and placer mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Loc. Date	Original Bk/Pg/Doc	Amended Bk/Pg/Doc
1 (160 ac Placer)	Barnes	IMC-50576	Apr/15/1980	163589
2 (38 ac Placer)	Blue Gulch	IMC-50577	Apr/15/1980	163585
3	Century	IMC-19303	Jul/03/1933	19/130; 46550
4 (160 ac Placer)	CHINA	IMC-49020	Oct/21/1979	163225
5	COLUMBIA	IMC-19297	Jun/24/1908	14/353
6	Cook 2	IMC-16257	Jul/17/1964	26/378; 111933
7	Cook 3	IMC-16258	Jul/17/1964	26/379; 111934
8	Cook 6	IMC-16261	Jul/17/1964	26/382; 111937
9	Cook 8	IMC-16263	Jul/17/1964	26/384; 111939
10	Cook 10	IMC-16265	Jul/17/1964	26/386; 111941
11	Cook 12	IMC-16267	Jul/17/1964	26/388; 111943
12	Cook 14	IMC-16269	Jul/17/1964	26/390; 111945
13	Cook 16	IMC-16271	Jul/17/1964	26/392; 111947
14	Cook 19	IMC-16274	Jul/18/1964	26/395; 111950
15	Cook 48	IMC-16303	Jul/22/1964	26/424; 111979
16	Cook 52	IMC-16307	Nov/23/1967	28/124; 119693
17	Cook 53	IMC-16308	Nov/23/1967	28/125; 119694
18	Cook 54	IMC-16309	Nov/23/1967	28/126; 119695
19	Cook 56	IMC-16311	Nov/23/1967	28/128; 119697
20	Cook 57	IMC-16312	Nov/23/1967	28/129; 119698
21	Cook 58	IMC-16313	Nov/23/1967	28/130; 119699
22	Cook 60	IMC-16315	0ct/04/1968	28/382
23	Cook 62	IMC-16317	0ct/04/1968	28/384
24	Cook 74	IMC-16329	Octy 13/1968	29/244; 122410
25	Cook 75	IMC-16330	Oct/15/1968	29/245; 122411
26	Cook 76	IMC-16331	Oct/15/1968	29/246; 122412
27	Cook 77	IMC-16332	Oct/15/1968	29/247; 122413
28	Cook 78	IMC-16333	Oct/27/1968	29/248; 122414
29	Cook 79	IMC-16334	Oct/27/1968	29/249; 122415
30	Cop 1	IMC-16337	Nov/24/1967	28/139; 120085
31	Cop 3	IMC-16339	Nov/24/1967	28/141; 120087
32	Cop 5	IMC-16341	Nov/24/1967	28/143; 120089
33	Cop 7	IMC-16343	Nov/25/1967	28/145; 120091
34	Cop 9	IMC-16345	Nov/25/1967	28/147; 120093
35	Cop 11	IMC-16347	Nov/25/1967	28/149; 120095
36	Cop 13	IMC-16349	Nov/24/1967	28/151; 120097
37	Cop 15	IMC-16351	Nov/25/1967	28/153; 120099
38	Cop 17	IMC-16353	Nov/25/1967	28/155; 120101
39	Cop 19	IMC-16355	Nov/25/1967	28/157; 120103
40	Cop 21	IMC-16357	Sep/01/1968	28/339; 121847
41	Cop 22	IMC-16358	Sep/01/1968	28/340; 121848
42	Cop 23	IMC-16359	Sep/01/1968	28/341; 121849
43	Cop 24	IMC-16360	Sep/01/1968	28/342; 121850
44	Cop 25	IMC-16361	Sep/01/1968	28/343; 121851
45	Cop 26	IMC-16362	Sep/02/1968	28/344; 121852
46	Cop 32	IMC-16368	Sep/02/1968	28/350; 121858
47	Cop 33	IMC-16369	Sep/04/1968	28/351; 121859
48	Cop 34	IMC-16370	Sep/04/1968	28/352; 121860
49	Cop 35	IMC-16371	Sep/04/1968	28/353; 121861
50	Cop 40	IMC-16376	Sep/04/1968	28/358; 121866
51	Cop 68	IMC-16404	Sep/23/1968	28/417; 122107
52	Cop 69	IMC-16405	Sep/23/1968	28/418; 122108
53	Cop 70	IMC-16406	0ct/04/1968	28/419; 122109
54	Cop 73	IMC-16409	0ct/04/1968	28/422; 122112
55	Cop 74	IMC-16410	0ct/04/1968	28/423; 122113

1 of 20

287 unpatented lode and placer mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Loc. Date	Original Bk/Pg/Doc	Amended Bk/Pg/Doc
56	Cop 75	IMC-16411	0ct/04/1968	28/424; 122114
57	Cop 78	IMC-16414	0ct/04/1968	28/427; 122117
58	Cop 80	IMC-16416	0ct/04/1968	28/429; 122119
59	DALY	IMC-20390	Jan/03/1913
60	DAM #8	IMC-136064	Sep/16/1988	195975
61	DAM #12	IMC-136068	Sep/16/1988	195979
62	DAM #13	IMC-136069	Sep/16/1988	195980
63	DAM #28	IMC-136072	Sep/16/1988	195983
64	DELAGARDE	IMC-19299	Jul/02/1921	17/194
65	DeLamar #5 Fraction	IMC-11235	Jul/21/1970	126815	129815
66	DeLamar Fraction #1A	IMC-11231	Sep/27/1974	141989
67	DeLamar Fraction #6	IMC-11236	Aug/15/1973	138029
68	DeLamar Fraction #7	IMC-11237	Aug/15/1973	138030
69	DeLamar Fraction #9	IMC-13720	Jul/03/1974	141448
70	DeLamar Fraction #11	IMC-13722	Jul/05/1974	141450
71	DeLamar Fraction #13	IMC-11239	Oct 01/1974	142451
72	DeLamar Fraction #14	IMC-13724	Sep/21/1974	141993
73	DeLamar Fraction #15	IMC-11240	Jun/30/1975	145225
74	DeLamar Fraction #16	IMC-11241	Nov/23/1974	142452
75	DeLamar Fraction #20	IMC-50823	Jun/10/1980	164311
76	DeLamar Fraction 2A	IMC-11232	Sep/23/1974	141990
77	DeLamar Fraction 3A	IMC-11233	Sep/23/1974	141991
78	DeLamar Fraction 4	IMC-11234	Jul/07/1970	126814	129813
79	DeLamar Fraction 17	IMC-11242	May/18/1976	147427
80	DeLamar Fraction 18	IMC-11243	May/18/1976	147428
81	DeLamar Fraction 19	IMC-50822	Jun/10/1980	164310
82	DeLamar Fraction 19A	IMC-11244	Jul/27/1976	148027
83	DeLamar Fraction 20	IMC-11245	May/18/1976	147430
84	DeLamar Fraction 21	IMC-50824	Jun/10/1980	164312
85	DL-2	IMC-217429	Dec/08/2016	291626
86	DL-3	IMC-217430	Dec/08/2016	291627
87	DL-4	IMC-217431	Dec/07/2016	291628
88	DL-5	IMC-217432	Dec/08/2016	291629
89	DL-6	IMC-217433	Dec/07/2016	291630
90	DL-7	IMC-217434	Dec/06/2016	291631
91	DL-8	IMC-217435	Dec/06/2016	291632
92	DL-9	IMC-217436	Dec/06/2016	291633
93	DL-10	IMC-217437	Dec/06/2016	291634
94	DL-11	IMC-217438	Dec/07/2016	291635
95	DL-12	IMC-217439	Dec/07/2016	291636
96	DL-13	IMC-217440	Dec/07/2016	291637
97	DL-14	IMC-217441	Dec/08/2016	291638
98	DL-15	IMC-217442	Dec/08/2016	291639
99	DL-16	IMC-217443	Dec/08/2016	291640
100	DL-17	IMC-217444	Dec/06/2016	291641
101	DLF #36	IMC-153395	0ct/02/1989	201094
102	DLF-23	IMC-65556	Jul/09/1981	170032
103	DLF-24	IMC-65557	Jul/09/1981	170033
104	DLF-25	IMC-65558	Jul/09/1981	170034
105	DLF-26	IMC-65559	Jul/09/1981	170035
106	DLF-27	IMC-65560	Jul/09/1981	170036
107	DLF-28	IMC-65561	Jul/09/1981	170037
108	DLF-29	IMC-65562	Jul/09/1981	170038
109	DLF-30	IMC-65563	Jul/10/1981	170039
110	DLF 33	IMC-134646	Jul/26/1988	195482

2 of 20

287 unpatented lode and placer mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Loc. Date	Original Bk/Pg/Doc	Amended Bk/Pg/Doc
111	DLF 34	IMC-134647	Jul/26/1988	195483
112	DLF 35	IMC-134648	Jul/26/1988	195485
113	Elko	IMC-13655	Jul/02/1966	27/356
114	Elko No.2	IMC-13656	Jul/02/1966	27/355
115	ENGL 1	IMC-14687	Sep/13/1975	145597
116	ENGL 2	IMC-137927	Aug/02/1988	196038
117	ENGL 3	IMC-14689	Sep/13/1975	145599
118	ENGL 4	IMC-14690	Sep/13/1975	145600
119	ENGL 5	IMC-14691	Sep/13/1975	145601
120	ENGL 6	IMC-137928	Aug/02/1988	196041
121	ENGL 7	IMC-137929	Aug/02/1988	196040
122	ENGL 7A	IMC-137930	Aug/02/1988	196039
123	ENGL 8	IMC-163888	Nov/13/1990	204298
124	ENGL 9	IMC-16228	Jul/13/1976	148236
125	ENGL 10	IMC-16229	Jul/13/1976	148237
126	ENGL 11	IMC-16230	Jul/13/1976	148238
127	ENGL 12	IMC-16231	Jul/13/1976	148239
128	ENGL 13	IMC-16232	Jul/13/1976	148240
129	ENGL 14	IMC-16233	Jul/13/1976	148241
130	ENGL 15	IMC-16234	Jul/13/1976	148242
131	ENGL 16	IMC-16235	Jul/13/1976	148243
132	ENGL 17	IMC-16236	Jul/13/1976	148244
133	ENGL 19	IMC-16238	Jul/13/1976	148246
134	ENGL 21	IMC-16240	Jul/21/1976	148248
135	ENGL 23	IMC-163889	Nov/13/1990	204299
136	ENGL 24	IMC-16243	Aug/13/1976	148251
137	ENGL 25	IMC-16244	Aug/13/1976	148252
138	ENGL 26	IMC-16245	Aug/13/1976	148253
139	ENGL 27	IMC-16246	Aug/13/1976	148254
140	ENGL 28	IMC-16247	Aug/13/1976	148255
141	ENGL 29	IMC-16248	Aug/13/1976	148256
142	ENGL 30	IMC-16249	Aug/13/1976	148257
143	ENGL 31	IMC-16250	Aug/13/1976	148258
144	ENGL 32	IMC-16251	Aug/13/1976	148259
145	ENGL 33	IMC-16252	Aug/13/1976	148260
146	ENGL 34	IMC-16253	Aug/13/1976	148261
147	ENGL 35	IMC-16254	Aug/13/1976	148262
148	ENGL 36	IMC-16255	Aug/14/1976	148263
149	FM-1 Fraction	IMC-11485	0ct/06/1975	145674
150	FM 16-Fraction	IMC-111724	Jui/22/1986	190077
151	FM 18-Fraction	IMC-111726	Jul/24/1986	190079
152	FM 19-Fraction	IMC-111727	Jul/24/1986	190080
153	FM 20-Fraction	IMC-111728	Jul/24/1986	190081
154	FM 21-Fraction	IMC-111729	Jul/22/1986	190082
155	FM 22 Fraction	IMC-111730	Aug/01/1986	190083
156	FM 23 Fraction	IMC-111731	Aug/01/1986	190084
157	FM Fraction #2	IMC-11486	Jun/28/1976	148083
158	FM Fraction #3	IMC-11487	Jun/28/1976	148084	204295
159	FM Fraction #5	IMC-11489	Jul/19/1976	148086
160	FM Fraction #6	IMC-11490	Jul/19/1976	148087
161	FM Fraction #7	IMC-11491	Aug/07/1976	148282	204296
162	FM Fraction #8	IMC-11492	Aug/18/1976	148283
163	FM Fraction #9	IMC-11493	Aug/18/1976	148284
164	FM Fraction #10	IMC-11494	Aug/18/1976	148285
165	FMP-4	IMC-125864	Aug/08/1987	193604

3 of 20

287 unpatented lode and placer mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Loc. Date	Original Bk/Pg/Doc	Amended Bk/Pg/Doc
166	FMP-5	IMC-125865	Aug/08/1987	193605
167	FMP-6	IMC-125866	Aug/08/1987	193606
168	FMP-7	IMC-125867	Aug/08/1987	193607
169	FMP-12	IMC-125872	Aug/08/1987	193612
170	FMP-13	IMC-125873	Aug/08/1987	193613
171	FMP-14	IMC-125874	Aug/08/1987	193614
172	FMP-15	IMC-125875	Aug/08/1987	193615
173	FMP-21	IMC-125882	Aug/08/1987	193622
174	GLOBE	IMC-20389	Jan/01/1913	273
175	Golden Gate	IMC-19300	Aug/15/1931	19/73; 43273
176	Gold Standard #4	IMC-13714	Jun/12/1960	25/303; 102867
177	Grand Central	IMC-20391	Dec/29/1899	115
178	GS-1	IMC-13672	Nov/12/1975	145678
179	GS-2	IMC-13673	Nov/12/1975	145679
180	GS-3	IMC-13674	Nov/12/1975	145680
181	GS-4	IMC-13675	Nov/12/1975	145681
182	GS-5	IMC-13676	Nov/12/1975	145682
183	GS-6	IMC-13677	Nov/12/1975	145683
184	GS-7	IMC-13678	Nov/12/1975	145684
185	GS-9	IMC-13680	Nov/12/1975	145686
186	GS-11	IMC-13682	Nov/12/1975	145688
187	GS-13	IMC-13684	Nov/12/1975	145690
188	GS-14	IMC-13685	Nov/12/1975	145691
189	GS-15	IMC-13686	Nov/12/1975	145692
190	GS-16	IMC-13687	Nov/12/1975	145693
191	GS-17	IMC-13688	Nov/12/1975	145694
192	GS-26	IMC-13697	Nov/12/1975	145703
193	GS-27	IMC-13698	Nov/12/1975	145704
194	Hawk #1	IMC-1043	Jul/17/1977	151525
195	Hawk #2	IMC-1044	Jul/17/1977	151526
196 (160 ac Placer)	JACOBS	IMC-49021	Oct/21/1979	163226
197	LAST CHANCE	IMC-19298	Aug/27/1917	16/608
198 (160 ac Placer)	LAST CHANCE	IMC-50579	Apr/15/1980	163587
199	Little Rose	IMC-19293	May/10/1895	10/470
200	M&D	IMC-169336	Mar/14/1992	207435
201	MARY LYNN 1	IMC-163890	Oct/23/1990	204290
202	MARY LYNN 2	IMC-163891	Oct/23/1990	204291
203	MARY LYNN 3	IMC-163892	Oct/23/1990	204292
204	MARY LYNN 4	IMC-163893	Nov/14/1990	204294
205 (160 ac Placer)	MERCURY	IMC-50578	Apr/15/1980	163586
206	MONO	IMC-19294	Jun/01/1901	13/386	160527
207	MS-1	IMC-217422	Dec/09/2016	291619
208	MS-2	IMC-217423	Dec/09/2016	291620
209	MS-3	IMC-217424	Dec/09/2016	291621
210	MS-4	IMC-217425	Dec/09/2016	291622
211	MS-5	IMC-217426	Dec/09/2016	291623
212	MS-6	IMC-217427	Dec/09/2016	291624
213	MS-7	IMC-217428	Dec/09/2016	291625
214	MVC	IMC-169335	Mar/14/1992	207434
215	New Deal	IMC-19301	Jul/03/1933	19/131; 46551
216	Noon Silver	IMC-13703	Jun/01/1964	26/365-366; 411720
217	North Chance	IMC-13705	Sep/01/1968	28/279	143105
218	North DeLamar #4	IMC-13728	Jul/05/1974	141444
219	North DeLamar #7	IMC-13731	Nov/12/1975	145675
220	NORTHERN LIGHT	IMC-19295	Nov/04/1905	13/608

4 of 20

287 unpatented lode and placer mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Loc. Date	Original Bk/Pg/Doc	Amended Bk/Pg/Doc
221	North Summit	IMC-13709	Oct/01/1968	28/325; 121733
222	Ontario	IMC-11500	Jul/01/1925	31864
223	PAYETTE	IMC-20392	Jan/02/1913	275
224	Progress	IMC-19302	Jul/03/1933	19/132; 46552
225	Rawhide A	IMC-13716	Nov/26/1974	142450
226	Red Cloud	IMC-14797	Jun/12/1962	26/23; 107134
227	RG 1	IMC-140230	Sep/29/1988	196935
228	RG 3	IMC-140232	Sep/29/1988	196937
229	RG 5	IMC-140234	Sep/29/1988	196939
230	RG 7	IMC-140236	Sep/29/1988	196941
231	RG 41	IMC-140270	Sep/30/1988	196975
232	RG 43	IMC-140272	Sep/30/1988	196977
233	RG 56	IMC-140285	Sep/30/1988	196990
234	RG 57	IMC-140286	Sep/30/1988	196991
235	RG 58	IMC-140287	Sep/30/1988	196992
236	RG 59	IMC-140288	Sep/30/1988	196993
237	SC 5	IMC-160973	Jun/25/1990	203471
238	SC 6	IMC-160974	Jun/25/1990	203472
239	SC 7	IMC-160975	Jun/25/1990	203473
240	SC 10	IMC-160978	Jun/25/1990	203476
241	SKYLARK	IMC-19296	Dec/10/1906	14/36
242	South DeLamar #11	IMC-11259	Jul/24/1970	126827	129821
243	South DeLamar #11A	IMC-11260	Sep/21/1974	141997
244	South DeLamar #12	IMC-11262	Jul/24/1970	126828	129822; 130138
245	South DeLamar #12A	IMC-11261	Sep/21/1974	141998
246	South DeLamar #13	IMC-11263	Jul/25/1970	126829	130139
247	South DeLamar #14	IMC-11264	Jul/25/1970	126830	130140
248	South DeLamar #16	IMC-11266	Aug/14/1973	138034
249	South DeLamar #18	IMC-11268	Aug/14/1973	138036
250	South DeLamar #54A	IMC-167689	Apr/24/1981	168763
251	South DeLamar #55	IMC-61553	Apr/24/1981	168764
252	South DeLamar #56	IMC-61554	Apr/24/1981	168765
253	South DeLamar #57	IMC-61555	Apr/24/1981	168766
254	South DeLamar #58	IMC-61556	Apr/24/1981	168767
255	South DeLamar # 59	IMC-61557	Apr/24/1981	168768
256	South DeLamar #63	IMC-61561	Apr/24/1981	168772
257	South DeLamar No. 39	IMC-79	Oct/30/1976	149292
258	South DeLamar No. 40	IMC-80	Oct/30/1976	149293
259	South DeLamar No. 41	IMC-81	Nov/05/1976	149294	151482
260	South DeLamar No. 42	IMC-844	Jun/06/1977	151146
261	South DeLamar No. 43	IMC-845	Jun/06/1977	151147
262	South DeLamar No. 48	IMC-850	Jun/14/1977	151152
263	South DeLamar No. 49	IMC-851	Jun/14/1977	151153
264	Summercamp A	IMC-13717	Nov/26/1974	142449
265	Summit	IMC-13704	Jul/28/1968	28/275	143103
266	TM # 29	IMC-134677	May/20/1988	195462
267	TM #40	IMC-134688	May/20/1988	195473
268	TM #42	IMC-134690	May/20/1988	195475
269	Vein Dike	IMC-20388	Jun/01/1935	19/372; 50282
270	Vein Dyke Fraction	IMC-20387	Aug/01/1938	19/556; 56168
271	Virginia	IMC-11499	Jun/14/1971	129793
272 (160 ac Placer)	WAGON 1	IMC-49023	Oct/21/1979	163228
273 (160 ac Placer)	WAGON 2	IMC-49024	Oct/21/1979	163229
274	West Henrietta #2	IMC-53365	Aug/13/1980	165023	165584
275	West Henrietta #3	IMC-53366	Aug/13/1980	165024

5 of 20

287 unpatented lode and placer mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Loc. Date	Original Bk/Pg/Doc	Amended Bk/Pg/Doc
276	West Henrietta #4	IMC-53367	Aug/13/1980	165025
277	West Henrietta #5	IMC-53368	Aug/13/1980	165026
278	West Henrietta #6	IMC-53369	Aug/13/1980	165027
279	West Henrietta 7	IMC-53370	Aug/13/1980	165028
280	West Henrietta 8	IMC-53371	Aug/13/1980	165029
281	West Henrietta 9	IMC-53372	Aug/13/1980	165030
282	West Henrietta 10	IMC-53373	Aug/13/1980	165031
283	West Henrietta-11	IMC-53374	Aug/12/1980	165032
284	West Henrietta-12	IMC-53375	Aug/12/1980	165033
285	West Henrietta-13	IMC-53376	Aug/12/1980	165034
286	West Henrietta-15	IMC-53378	Aug/12/1980	165036
287	West Henrietta-16	IMC-53379	Aug/12/1980	165037

6 of 20

226 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
1	JG-1	IMC-221535	Jan/25/2018	295356
2	JG-2	IMC-221536	Jan/25/2018	295357
3	JG-3	IMC-221537	Jan/25/2018	295358
4	JG-4	IMC-221538	Jan/25/2018	295359
5	JG-5	IMC-221539	Jan/25/2018	295360
6	JG-6	IMC-221540	Jan/25/2018	295361
7	JG-7	IMC-221541	Jan/25/2018	295362
8	JG-8	IMC-221542	Jan/25/2018	295363
9	JG-9	IMC-221543	Jan/25/2018	295364
10	JG-10	IMC-221544	Jan/25/2018	295365
11	JG-11	IMC-221545	Jan/25/2018	295366
12	JG-12	IMC-221546	Jan/25/2018	295367
13	JG-13	IMC-221547	Jan/25/2018	295368
14	JG-14	IMC-221548	Jan/25/2018	295369
15	JG-15	IMC-221549	Jan/25/2018	295370
16	JG-16	IMC-221550	Jan/26/2018	295371
17	JG-21	IMC-221551	Jan/26/2018	295372
18	JG-22	IMC-221552	Jan/26/2018	295373
19	JG-23	IMC-221553	Jan/26/2018	295374
20	JG-24	IMC-221554	Jan/26/2018	295375
21	JG-25	IMC-221555	Jan/26/2018	295376
22	JG-26	IMC-221556	Jan/26/2018	295377
23	JG-27	IMC-221557	Jan/26/2018	295378
24	JG-28	IMC-221558	Jan/26/2018	295379
25	JG-29	IMC-221559	Jan/26/2018	295380
26	JG-30	IMC-221560	Jan/26/2018	295381
27	JG-31	IMC-221561	Jan/26/2018	295382
28	JG-32	IMC-221562	Jan/26/2018	295383
29	JG-33	IMC-221563	Jan/26/2018	295384
30	JG-34	IMC-221564	Jan/26/2018	295385
31	JG-35	IMC-221565	Jan/26/2018	295386
32	JG-36	IMC-221566	Jan/26/2018	295387
33	JG-37	IMC-221567	Jan/26/2018	295388
34	JG-38	IMC-221568	Jan/26/2018	295389
35	JG-39	IMC-221569	Jan/26/2018	295390
36	JG-40	IMC-221570	Feb/6/2018	295391
37	JG-41	IMC-221571	Feb/6/2018	295392
38	JG-42	IMC-221572	Feb/6/2018	295393
39	JG-43	IMC-221573	Feb/6/2018	295394
40	JG-44	IMC-221574	Feb/6/2018	295395
41	JG-45	IMC-221575	Feb/6/2018	295396
42	JG-46	IMC-221576	Feb/6/2018	295397
43	JG-47	IMC-221577	Feb/6/2018	295398
44	JG-48	IMC-221578	Feb/6/2018	295399
45	JG-49	IMC-221579	Feb/6/2018	295400
46	JG-50	IMC-221580	Feb/6/2018	295401
47	JG-51	IMC-221581	Feb/6/2018	295402
48	JG-52	IMC-221582	Feb/6/2018	295403
49	JG-53	IMC-221583	Feb/6/2018	295404
50	JG-54	IMC-221584	Feb/6/2018	295405
51	JG-55	IMC-221585	Feb/6/2018	295406
52	JG-56	IMC-221586	Feb/6/2018	295407	296139
53	JG-57	IMC-221587	Feb/6/2018	295408
54	JG-58	IMC-221588	Feb/6/2018	295409
55	JG-59	IMC-221589	Feb/6/2018	295410
56	JG-60	IMC-221590	Feb/6/2018	295411
57	JG-61	IMC-221591	Feb/6/2018	295412
58	JG-62	IMC-221592	Feb/6/2018	295413
59	JG-63	IMC-221593	Feb/6/2018	295414
60	JG-64	IMC-221594	Feb/6/2018	295415
61	JG-65	IMC-221595	Feb/6/2018	295416

226 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
62	JG-66	IMC-221596	Feb/7/2018	295417
63	JG-67	IMC-221597	Feb/7/2018	295418
64	JG-68	IMC-221598	Feb/7/2018	295419
65	JG-69	IMC-221599	Feb/7/2018	295420
66	JG-70	IMC-221600	Feb/7/2018	295421
67	JG-71	IMC-221601	Feb/7/2018	295422
68	JG-72	IMC-221602	Feb/7/2018	295423
69	JG-73	IMC-221603	Feb/7/2018	295424
70	JG-74	IMC-221604	Feb/7/2018	295425
71	JG-75	IMC-221605	Feb/7/2018	295426
72	JG-76	IMC-221606	Feb/7/2018	295427
73	JG-77	IMC-221607	Feb/7/2018	295428
74	JG-78	IMC-221608	Feb/7/2018	295429
75	FMS-1	IMC-223228	Mar/24/2018	296140
76	FMS-2	IMC-223229	Mar/24/2018	296141
77	FMS-3	IMC-223230	Mar/24/2018	296142
78	FMS-4	IMC-223231	Mar/24/2018	296143
79	FMS-5	IMC-223232	Mar/24/2018	296144
80	FMS-6	IMC-223233	Mar/24/2018	296145
81	FMS-7	IMC-223234	Mar/24/2018	296146
82	FMS-8	IMC-223235	Mar/24/2018	296147
83	FMS-9	IMC-223236	Mar/24/2018	296148
84	FMS-10	IMC-223237	Mar/24/2018	296149
85	FMS-11	IMC-223238	Mar/24/2018	296150
86	FMS-12	IMC-223239	Mar/24/2018	296151
87	FMS-13	IMC-223240	Mar/24/2018	296152
88	FMS-14	IMC-223241	Mar/24/2018	296153
89	FMS-15	IMC-223242	Mar/24/2018	296154
90	FMS-16	IMC-223243	Mar/24/2018	296155
91	FMS-17	IMC-223244	Mar/24/2018	296156
92	FMS-18	IMC-223245	Mar/24/2018	296157
93	FMS-19	IMC-223246	Mar/24/2018	296158
94	FMS-20	IMC-223247	Mar/24/2018	296159
95	FMS-21	IMC-223248	Mar/24/2018	296160
96	FMS-22	IMC-223249	Mar/24/2018	296161
97	JG-79	IMC-223250	Apr/11/2018	296162
98	JG-80	IMC-223251	Apr/11/2018	296163
99	JG-81	IMC-223252	Apr/11/2018	296164
100	JG-82	IMC-223253	Apr/11/2018	296165
101	JG-83	IMC-223254	Apr/11/2018	296166
102	JG-84	IMC-223255	Apr/11/2018	296167
103	JG-85	IMC-223256	Apr/11/2018	296168
104	JG-86	IMC-223257	Apr/11/2018	296169
105	JG-87	IMC-223258	Apr/25/2018	296170
106	JG-88	IMC-223259	Mar/24/2018	296171
107	JG-89	IMC-223260	Mar/24/2018	296172
108	JG-90	IMC-223261	Mar/24/2018	296173
109	JG-91	IMC-223262	Mar/24/2018	296174
110	JG-92	IMC-223263	Mar/24/2018	296175
111	JG-93	IMC-223264	Mar/24/2018	296176
112	JG-94	IMC-223265	Mar/24/2018	296177
113	JG-95	IMC-223266	Mar/24/2018	296178
114	JG-96	IMC-223267	Mar/24/2018	296179
115	JG-97	IMC-223268	Mar/24/2018	296180
116	JG-98	IMC-223269	Mar/24/2018	296181
117	JG-99	IMC-223270	Mar/24/2018	296182
118	JG-100	IMC-223271	Mar/24/2018	296183
119	JG-101	IMC-223272	Mar/24/2018	296184
120	JG-102	IMC-223273	Mar/24/2018	296185

8 of 20

226 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
121	JG-103	IMC-223274	Mar/24/2018	296186
122	JG-104	IMC-223275	Mar/24/2018	296187
123	JG-105	IMC-223276	Mar/24/2018	296188
124	JG-106	IMC-223277	Mar/24/2018	296189
125	JG-107	IMC-224111	Jun/9/2018	296572
126	JG-108	IMC-224112	Jun/9/2018	296573
127	JG-109	IMC-224113	Jun/9/2018	296574
128	JG-110	IMC-224114	Jun/9/2018	296575
129	JG-111	IMC-224115	Jun/9/2018	296576
130	JG-112	IMC-224116	Jun/9/2018	296577
131	JG-113	IMC-224117	Jun/9/2018	296578
132	JG-114	IMC-224118	Jun/9/2018	296579
133	JG-115	IMC-224119	Jun/9/2018	296580
134	JG-116	IMC-224120	Jun/9/2018	296581
135	JG-117	IMC-224121	Jun/9/2018	296582
136	JG-118	IMC-224122	Jun/9/2018	296583
137	JG-119	IMC-224123	Jun/9/2018	296584
138	JG-120	IMC-224124	Jun/9/2018	296585
139	JG-121	IMC-224125	Jun/9/2018	296586
140	JG-122	IMC-224126	Jun/9/2018	296587
141	JG-123	IMC-224127	Jun/9/2018	296588
142	JG-124	IMC-224128	Jun/9/2018	296589
143	JG-125	IMC-224129	Jun/9/2018	296590
144	JG-126	IMC-224130	Jun/9/2018	296591
145	JG-127	IMC-224131	Jun/9/2018	296592
146	JG-128	IMC-224132	Jun/9/2018	296593
147	JG-129	IMC-224133	Jun/9/2018	296594
148	JG-130	IMC-224134	Jun/9/2018	296595
149	JG-131	IMC-224135	Jun/9/2018	296596
150	JG-132	IMC-224136	Jun/9/2018	296597
151	JG-133	IMC-224137	Jun/9/2018	296598
152	JG-134	IMC-224138	Jun/9/2018	296599
153	JG-135	IMC-224139	Jun/9/2018	296600
154	FMS-23	IMC-224140	Apr/26/2018	296601
155	FMS-24	IMC-224141	Apr/27/2018	296602
156	FMS-25	IMC-224142	Apr/27/2018	296603
157	FMS-26	IMC-224143	Apr/27/2018	296604
158	FMS-27	IMC-224144	Apr/27/2018	296605
159	FMS-28	IMC-224145	Apr/27/2018	296606
160	FMS-29	IMC-224146	May/3/2018	296607
161	FMS-30	IMC-224147	May/3/2018	296608
162	FMS-31	IMC-224148	May/3/2018	296609
163	FMS-32	IMC-224149	May/3/2018	296610
164	FMS-33	IMC-224150	Apr/26/2018	296611
165	FMS-34	IMC-224151	Apr/27/2018	296612
166	FMS-35	IMC-224152	Apr/27/2018	296613
167	FMS-36	IMC-224153	Apr/26/2018	296614
168	FMS-37	IMC-224154	Apr/26/2018	296615
169	FMS-38	IMC-224155	Apr/26/2018	296616
170	FMS-39	IMC-224156	Apr/26/2018	296617
171	FMS-40	IMC-224157	Apr/27/2018	296618
172	FMS-41	IMC-224158	Apr/27/2018	296619
173	FMS-42	IMC-224159	Apr/26/2018	296620
174	FMS-43	IMC-224160	Apr/26/2018	296621
175	FMS-44	IMC-224161	Apr/26/2018	296622
176	FMS-45	IMC-224162	Apr/27/2018	296623
177	FMS-46	IMC-224163	Apr/27/2018	296624
178	FMS-47	IMC-224164	Apr/26/2018	296625
179	FMS-48	IMC-224165	Apr/27/2018	296626

9 of 20

226 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
180	FMS-49	IMC-224166	Apr/27/2018	296627
181	FMS-50	IMC-224167	Apr/26/2018	296628
182	FMS-51	IMC-224168	Apr/26/2018	296629
183	FMS-52	IMC-224169	Apr/26/2018	296630
184	FMS-53	IMC-224170	May/19/2018	296631
185	FMS-54	IMC-224171	May/19/2018	296632
186	FMS-55	IMC-224172	May/19/2018	296633
187	FMS-56	IMC-224173	May/19/2018	296634
188	FMS-57	IMC-224174	May/19/2018	296635
189	FMS-58	IMC-224175	May/19/2018	296636
190	FMS-59	IMC-224176	May/19/2018	296637
191	FMS-60	IMC-224177	May/19/2018	296638
192	FMS-61	IMC-224178	May/19/2018	296639
193	FMS-62	IMC-224179	May/19/2018	296640
194	FMS-63	IMC-224180	May/19/2018	296641
195	FMS-64	IMC-224181	May/19/2018	296642
196	FMS-65	IMC-224182	May/19/2018	296643
197	FMS-66	IMC-224183	May/19/2018	296644
198	FMS-67	IMC-224184	May/19/2018	296645
199	FMS-68	IMC-224185	May/19/2018	296646
200	FMS-69	IMC-224186	May/19/2018	296647
201	FMS-70	IMC-224187	May/19/2018	296648
202	FMS-71	IMC-224188	May/19/2018	296649
203	FMS-72	IMC-224189	May/19/2018	296650
204	FMS-73	IMC-224190	May/19/2018	296651
205	FMS-74	IMC-224191	May/19/2018	296652
206	FMS-75	IMC-224192	May/19/2018	296653
207	FMS-76	IMC-224193	May/19/2018	296654
208	FMS-77	IMC-224194	May/19/2018	296655
209	FMS-78	IMC-224195	May/19/2018	296656
210	FMS-79	IMC-224196	May/19/2018	296657
211	FMS-80	IMC-224197	May/19/2018	296658
212	FMS-81	IMC-224198	May/19/2018	296659
213	FMS-82	IMC-224199	May/19/2018	296660
214	FMS-83	IMC-224200	May/19/2018	296661
215	FMS-84	IMC-224201	May/19/2018	296662
216	FMS-85	IMC-224202	May/19/2018	296663
217	FMS-86	IMC-224203	May/19/2018	296664
218	FMS-87	IMC-224204	May/19/2018	296665
219	FMS-88	IMC-224205	May/19/2018	296666
220	FMS-89	IMC-224206	May/19/2018	296667
221	FMS-90	IMC-224207	May/19/2018	296668
222	FMS-91	IMC-224208	May/19/2018	296669
223	FMS-92	IMC-224209	May/19/2018	296670
224	FMS-93	IMC-224210	May/19/2018	296671
225	FMS-94	IMC-224211	May/19/2018	296672
226	FMS-95	IMC-224212	May/19/2018	296673

10 of 20

101 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM IMC #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
1	DD 1	226002	Aug/28/2018	297851
2	DD 2	226003	Aug/28/2018	297852
3	DD 3	226004	Sep/1/2018	297853
4	DD 4	226005	Sep/1/2018	297854
5	DD 5	226006	Sep/1/2018	297855
6	DD 6	226007	Sep/1/2018	297856
7	DD 7	226008	Sep/1/2018	297857
8	DD 8	226009	Sep/1/2018	297858
9	GG 1	226010	Sep/1/2018	297859
10	GG 2	226011	Sep/1/2018	297860
11	GG 3	226012	Sep/1/2018	297861
12	GG 4	226013	Sep/1/2018	297862
13	GG 5	226014	Sep/1/2018	297863
14	GG 6	226015	Sep/1/2018	297864
15	GG 7	226016	Aug/28/2018	297865
16	GG 8	226017	Sep/1/2018	297868
17	GG 9	226018	Aug/28/2018	297869
18	GG 10	226019	Aug/28/2018	297870
19	GG 11	226020	Aug/28/2018	297871
20	GG 12	226021	Aug/28/2018	297872
21	GG 13	226022	Aug/28/2018	297873
22	GG 14	226023	Aug/28/2018	297874
23	GG 15	226024	Aug/28/2018	297875
24	GG 16	226025	Sep/1/2018	297876
25	GG 17	226026	Sep/1/2018	297877
26	GG 18	226027	Sep/1/2018	297878
27	GG 19	226028	Oct/11/2018	297879
28	GG 20	226029	Oct/11/2018	297880
29	GG 21	226030	Oct/11/2018	297881
30	LD 1	226031	Aug/28/2018	297882
31	LD 2	226032	Aug/28/2018	297883
32	LD 3	226033	Aug/28/2018	297884
33	LD 4	226034	Aug/28/2018	297885
34	LD 5	226035	Aug/28/2018	297886
35	LD 6	226036	Aug/28/2018	297887
36	SH 1	226037	Sep/1/2018	297888
37	SH 2	226038	Sep/1/2018	297889
38	SH 3	226039	Sep/1/2018	297890
39	SH 4	226040	Sep/1/2018	297891
40	SH 5	226041	Sep/1/2018	297892
41	SH 6	226042	Sep/1/2018	297893
42	SH 7	226043	Sep/1/2018	297894
43	SH 8	226044	Sep/1/2018	297895
44	SH 9	226045	Sep/1/2018	297896
45	SH 10	226046	Sep/1/2018	297897
46	SH 11	226047	Sep/1/2018	297898
47	SH 12	226048	Sep/1/2018	297899
48	SH 13	226049	Sep/1/2018	297900
49	SH 14	226050	Oct/11/2018	297901
50	SH 15	226051	Oct/11/2018	297902
51	SH 16	226052	Oct/10/2018	297903
52	SH 17	226053	Oct/10/2018	297904
53	SH 18	226054	Oct/10/2018	297905
54	SH 19	226055	Oct/10/2018	297906
55	SH 20	226056	Oct/10/2018	297907
56	SH 21	226057	Oct/10/2018	297908
57	SH 22	226058	Oct/10/2018	297909
58	SH 23	226059	Oct/10/2018	297910
59	SH 24	226060	Oct/10/2018	297911
60	SH 25	226061	Oct/10/2018	297913
61	SH 26	226062	Oct/10/2018	297914

11 of 20

101 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM IMC #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
62	SH 27	226063	Oct/10/2018	297915
63	SH 28	226064	Oct/10/2018	297916
64	SH 29	226065	Oct/10/2018	297917
65	SH 30	226066	Oct/10/2018	297918
66	SH 31	226067	Oct/10/2018	297919
67	SH 32	226068	Oct/10/2018	297920
68	SH 33	226069	Oct/10/2018	297921
69	SH 34	226070	Oct/10/2018	297922
70	SS 1	226071	Aug/28/2018	297923
71	SS 2	226072	Aug/28/2018	297924
72	SS 3	226073	Oct/10/2018	297925
73	SS 4	226074	Oct/10/2018	297926
74	SS 5	226075	Oct/10/2018	297927
75	SS 6	226076	Oct/10/2018	297928
76	SS 7	226077	Oct/10/2018	297929
77	SS 8	226078	Oct/10/2018	297930
78	SS 9	226079	Oct/10/2018	297931
79	SS 10	226080	Oct/10/2018	297932
80	SS 11	226081	Oct/10/2018	297933
81	SS 12	226082	Oct/10/2018	297934
82	SS 13	226083	Oct/10/2018	297935
83	SS 14	226084	Oct/10/2018	297936
84	SS 15	226085	Oct/10/2018	297937
85	SS 16	226086	Oct/10/2018	297938
86	TP 1	226087	Aug/28/2018	297939
87	TP 2	226088	Aug/28/2018	297940
88	TP 3	226089	Aug/28/2018	297941
89	TP 4	226090	Aug/28/2018	297942
90	TP 5	226091	Aug/28/2018	297943
91	TP 6	226092	Aug/28/2018	297944
92	TP 7	226093	Aug/28/2018	297945
93	TP 8	226094	Aug/28/2018	297946
94	TP 9	226095	Aug/28/2018	297947
95	TP 10	226096	Aug/28/2018	297948
96	TP 11	226097	Aug/28/2018	297949
97	TP 12	226098	Aug/28/2018	297950
98	TP 13	226099	Oct/10/2018	297951
99	TP 14	226100	Oct/10/2018	297952
100	TP 15	226101	Oct/10/2018	297953
101	TP 16	226102	Oct/10/2018	297954

12 of 20

86 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM IMC #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
1	SC 1	IMC 227635	Dec/07/2018	298178
2	SC 2	IMC 227636	Dec/07/2018	298179
3	SC 3	IMC 227637	Dec/08/2018	298180
4	SC 4	IMC 227638	Dec/08/2018	298181
5	SC 5	IMC 227639	Dec/08/2018	298182
6	SC 6	IMC 227640	Dec/08/2018	298183
7	SC 7	IMC 227641	Dec/07/2018	298184
8	SC 8	IMC 227642	Dec/07/2018	298185
9	SC 9	IMC 227643	Dec/07/2018	298186
10	SC 10	IMC 227644	Dec/07/2018	298187
11	SC 11	IMC 227645	Dec/07/2018	298188
12	SC 12	IMC 227646	Dec/07/2018	298189
13	SC 13	IMC 227647	Nov/17/2018	298190
14	SC 14	IMC 227648	Nov/17/2018	298191
15	SC 15	IMC 227649	Nov/17/2018	298192
16	SC 16	IMC 227650	Nov/17/2018	298193
17	SC 17	IMC 227651	Nov/17/2018	298194
18	SC 18	IMC 227652	Nov/17/2018	298195
19	SC 19	IMC 227653	Nov/17/2018	298196
20	SC 20	IMC 227654	Nov/17/2018	298197
21	SC 21	IMC 227655	Nov/17/2018	298198
22	SC 22	IMC 227656	Nov/17/2018	298199
23	SC 23	IMC 227657	Nov/17/2018	298200
24	SC 24	IMC 227658	Nov/17/2018	298201
25	SC 25	IMC 227659	Nov/17/2018	298202
26	SC 26	IMC 227660	Dec/09/2018	298203
27	SC 27	IMC 227661	Dec/09/2018	298204
28	SC 28	IMC 227662	Dec/09/2018	298205
29	SC 29	IMC 227663	Dec/09/2018	298206
30	SC 30	IMC 227664	Dec/09/2018	298207
31	SC 31	IMC 227665	Dec/09/2018	298208
32	SC 32	IMC 227666	Dec/09/2018	298209
33	SC 33	IMC 227667	Dec/09/2018	298210
34	SC 34	IMC 227668	Dec/09/2018	298211
35	SC 35	IMC 227669	Dec/09/2018	298212
36	SC 36	IMC 227670	Dec/09/2018	298213
37	SC 37	IMC 227671	Dec/09/2018	298214
38	SC 38	IMC 227672	Dec/09/2018	298215
39	SC 39	IMC 227673	Dec/09/2018	298216
40	SC 40	IMC 227674	Dec/09/2018	298217
41	SC 41	IMC 227675	Dec/09/2018	298218
42	SC 42	IMC 227676	Dec/09/2018	298219
43	SC 43	IMC 227677	Dec/09/2018	298222
44	SC 44	IMC 227678	Dec/09/2018	298223
45	SC 45	IMC 227679	Dec/08/2018	298224
46	SC 46	IMC 227680	Dec/08/2018	298225
47	SC 47	IMC 227681	Dec/08/2018	298226
48	SC 48	IMC 227682	Dec/08/2018	298227
49	SC 49	IMC 227683	Dec/08/2018	298228
50	SC 50	IMC 227684	Dec/08/2018	298229
51	SC 51	IMC 227685	Dec/08/2018	298230
52	SC 52	IMC 227686	Dec/08/2018	298231
53	EL 1	IMC 227687	Dec/09/2018	298232
54	EL 2	IMC 227688	Dec/09/2018	298233
55	EL 3	IMC 227689	Dec/09/2018	298234
56	EL 4	IMC 227690	Dec/09/2018	298235
57	EL 5	IMC 227691	Dec/09/2018	298236
58	EL 6	IMC 227692	Dec/09/2018	298237
59	EL 7	IMC 227693	Dec/09/2018	298238
60	EL 8	IMC 227694	Dec/09/2018	298239
61	EL 9	IMC 227695	Dec/09/2018	298240

13 of 20

86 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM IMC #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
62	EL 10	IMC 227696	Dec/09/2018	298241
63	EL 11	IMC 227697	Dec/09/2018	298242
64	EL 12	IMC 227698	Dec/09/2018	298243
65	EL 13	IMC 227699	Dec/07/2018	298244
66	EL 14	IMC 227700	Dec/07/2018	298245
67	EL 15	IMC 227701	Dec/07/2018	298246
68	EL 16	IMC 227702	Dec/07/2018	298247
69	EL 17	IMC 227703	Dec/07/2018	298248
70	EL 18	IMC 227704	Dec/08/2018	298249
71	EL 19	IMC 227705	Dec/08/2018	298250
72	EL 20	IMC 227706	Dec/08/2018	298251
73	EL 21	IMC 227707	Dec/08/2018	298252
74	EL 22	IMC 227708	Dec/08/2018	298253
75	EL 23	IMC 227709	Dec/08/2018	298254
76	EL 24	IMC 227710	Dec/08/2018	298255
77	EL 25	IMC 227711	Dec/08/2018	298256
78	EL 26	IMC 227712	Dec/08/2018	298257
79	EL 27	IMC 227713	Dec/08/2018	298258
80	EL 28	IMC 227714	Dec/08/2018	298259
81	EL 29	IMC 227715	Dec/08/2018	298260
82	EL 30	IMC 227716	Dec/08/2018	298261
83	EL 31	IMC 227717	Dec/08/2018	298262
84	EL 32	IMC 227718	Dec/08/2018	298263
85	EL 33	IMC 227719	Dec/08/2018	298264
86	EL 34	IMC 227720	Dec/08/2018	298265

14 of 20

184 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
1	TM 1	IMC 228583	3/1/2019	299835
2	TM 2	IMC 228584	3/1/2019	299836
3	TM 3	IMC 228585	3/1/2019	299837
4	TM 4	IMC 228586	3/1/2019	299838
5	TM 5	IMC 228587	3/1/2019	299839
6	TM 6	IMC 228588	3/1/2019	299840
7	TM 7	IMC 228589	3/1/2019	299841
8	TM 8	IMC 228590	3/1/2019	299842
9	TM 9	IMC 228591	3/1/2019	299843
10	TM 10	IMC 228592	3/1/2019	299844
11	TM 11	IMC 228593	3/1/2019	299845
12	TM 12	IMC 228594	3/1/2019	299846
13	TM 13	IMC 228595	3/1/2019	299847
14	TM 14	IMC 228596	3/1/2019	299848
15	TM 15	IMC 228597	3/1/2019	299849
16	TM 16	IMC 228598	3/1/2019	299850
17	TM 17	IMC 228599	3/1/2019	299851
18	TM 18	IMC 228600	3/1/2019	299852
19	TM 19	IMC 228601	3/1/2019	299853
20	JK 1	IMC 228627	16-Apr-19	300176
21	JK 2	IMC 228628	16-Apr-19	300177
22	JK 3	IMC 228629	16-Apr-19	300178
23	JK 4	IMC 228630	16-Apr-19	300179
24	JK 5	IMC 228631	16-Apr-19	300181
25	JK 6	IMC 228632	16-Apr-19	300182
26	JK 7	IMC 228633	16-Apr-19	300183
27	JK 8	IMC 228634	16-Apr-19	300184
28	JK 9	IMC 228635	16-Apr-19	300185
29	JK 10	IMC 228636	16-Apr-19	300186
30	JK 11	IMC 228637	16-Apr-19	300187
31	JK 12	IMC 228638	16-Apr-19	300188
32	JK 13	IMC 228639	16-Apr-19	300189
33	JK 14	IMC 228640	16-Apr-19	300190
34	JK 15	IMC 228641	16-Apr-19	300191
35	JK 16	IMC 228642	16-Apr-19	300192
36	JK 17	IMC 228643	17-Apr-19	300193
37	JK 18	IMC 228644	17-Apr-19	300194
38	JK 19	IMC 228645	17-Apr-19	300195
39	JK 20	IMC 228646	17-Apr-19	300196
40	JK 21	IMC 228647	17-Apr-19	300197
41	JK 22	IMC 228648	17-Apr-19	300198
42	JK 23	IMC 228649	17-Apr-19	300199
43	JK 24	IMC 228650	17-Apr-19	300200
44	JK 25	IMC 228651	17-Apr-19	300201
45	JK 26	IMC 228652	17-Apr-19	300202
46	JK 27	IMC 228653	17-Apr-19	300203
47	JK 28	IMC 228654	17-Apr-19	300204
48	JK 29	IMC 228655	17-Apr-19	300205
49	JK 30	IMC 228656	17-Apr-19	300206
50	JK 31	IMC 228657	17-Apr-19	300207
51	JK 32	IMC 228658	17-Apr-19	300208
52	JK 33	IMC 228659	17-Apr-19	300209

15 of 20

184 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
53	JK 34	IMC 228660	17-Apr-19	300210
54	JK 35	IMC 228661	17-Apr-19	300211
55	JK 36	IMC 228662	17-Apr-19	300212
56	JK 37	IMC 228663	17-Apr-19	300213
57	JK 38	IMC 228664	17-Apr-19	300214
58	JK 39	IMC 228665	17-Apr-19	300215
59	JK 40	IMC 228666	17-Apr-19	300216
60	JK 41	IMC 228667	17-Apr-19	300217
61	JK 42	IMC 228668	17-Apr-19	300218
62	JK 43	IMC 228669	17-Apr-19	300219
63	JK 44	IMC 228670	17-Apr-19	300220
64	JK 45	IMC 228671	17-Apr-19	300221
65	JK 46	IMC 228672	17-Apr-19	300222
66	JK 47	IMC 228673	17-Apr-19	300223
67	JK 48	IMC 228674	17-Apr-19	300224
68	JK 49	IMC 228675	17-Apr-19	300225
69	JK 50	IMC 228676	17-Apr-19	300226
70	JK 51	IMC 228677	17-Apr-19	300227
71	JK 52	IMC 228678	17-Apr-19	300228
72	JK 53	IMC 228679	17-Apr-19	300229
73	JK 54	IMC 228680	17-Apr-19	300230
74	JK 55	IMC 228681	17-Apr-19	300231
75	JK 56	IMC 228682	17-Apr-19	300232
76	JK 57	IMC 228683	17-Apr-19	300233
77	JK 58	IMC 228684	17-Apr-19	300234
78	JK 59	IMC 228685	17-Apr-19	300235
79	JK 60	IMC 228686	17-Apr-19	300236
80	JK 61	IMC 228687	17-Apr-19	300237
81	JK 62	IMC 228688	17-Apr-19	300238
82	JK 63	IMC 228689	17-Apr-19	300239
83	JK 64	IMC 228690	17-Apr-19	300240
84	JK 65	IMC 228691	17-Apr-19	300241
85	JK 66	IMC 228692	17-Apr-19	300242
86	JK 67	IMC 228693	17-Apr-19	300243
87	JK 68	IMC 228694	17-Apr-19	300244
88	JK 69	IMC 228695	17-Apr-19	300245
89	JK 70	IMC 228696	17-Apr-19	300246
90	JK 71	IMC 228697	17-Apr-19	300247
91	JK 72	IMC 228698	17-Apr-19	300248
92	JK 73	IMC 228699	17-Apr-19	300249
93	JK 74	IMC 228700	17-Apr-19	300250
94	JK 75	IMC 228701	17-Apr-19	300251
95	JK 76	IMC 228702	17-Apr-19	300252
96	JK 77	IMC 228703	17-Apr-19	300253
97	JK 78	IMC 228704	17-Apr-19	300254
98	JK 79	IMC 228705	17-Apr-19	300255
99	JK 80	IMC 228706	17-Apr-19	300256
100	JK 81	IMC 228707	17-Apr-19	300257
101	JK 82	IMC 228708	17-Apr-19	300258
102	JK 83	IMC 228709	17-Apr-19	300259
103	JK 84	IMC 228710	17-Apr-19	300260
104	JK 85	IMC 228711	17-Apr-19	300261

16 of 20

184 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
105	JK 86	IMC 228712	17-Apr-19	300262
106	JK 87	IMC 228713	17-Apr-19	300263
107	JK 88	IMC 228714	17-Apr-19	300264
108	JK 89	IMC 228715	16-Apr-19	300265
109	JK 90	IMC 228716	16-Apr-19	300266
110	JK 91	IMC 228717	16-Apr-19	300267
111	JK 92	IMC 228718	16-Apr-19	300268
112	JK 93	IMC 228719	16-Apr-19	300269
113	JK 94	IMC 228720	16-Apr-19	300270
114	JK 95	IMC 228721	16-Apr-19	300271
115	JK 96	IMC 228722	16-Apr-19	300272
116	JK 97	IMC 228723	16-Apr-19	300273
117	JK 98	IMC 228724	16-Apr-19	300274
118	JK 99	IMC 228725	16-Apr-19	300275
119	JK 100	IMC 228726	16-Apr-19	300276
120	JK 101	IMC 228727	16-Apr-19	300277
121	JK 102	IMC 228728	16-Apr-19	300278
122	JK 103	IMC 228729	16-Apr-19	300279
123	JK 104	IMC 228730	16-Apr-19	300280
124	JK 105	IMC 228731	16-Apr-19	300281
125	JK 106	IMC 228732	16-Apr-19	300282
126	JK 107	IMC 228733	16-Apr-19	300283
127	JK 108	IMC 228734	16-Apr-19	300284
128	JK 109	IMC 228735	16-Apr-19	300285
129	JK 110	IMC 228736	16-Apr-19	300286
130	JK 111	IMC 228737	16-Apr-19	300287
131	JK 112	IMC 228738	16-Apr-19	300288
132	JK 113	IMC 228739	16-Apr-19	300289
133	JK 114	IMC 228740	16-Apr-19	300290
134	JK 115	IMC 228741	16-Apr-19	300291
135	JK 116	IMC 228742	16-Apr-19	300292
136	JK 117	IMC 228743	16-Apr-19	300293
137	JK 118	IMC 228744	16-Apr-19	300294
138	JK 119	IMC 228745	16-Apr-19	300295
139	JK 120	IMC 228746	16-Apr-19	300296
140	JK 121	IMC 228747	16-Apr-19	300297
141	JK 122	IMC 228748	16-Apr-19	300298
142	JK 123	IMC 228749	16-Apr-19	300299
143	JK 124	IMC 228750	16-Apr-19	300300
144	JK 125	IMC 228751	16-Apr-19	300301
145	JK 126	IMC 228752	16-Apr-19	300302
146	JK 127	IMC 228753	16-Apr-19	300303
147	JK 128	IMC 228754	16-Apr-19	300304
148	JK 129	IMC 228755	16-Apr-19	300305
149	JK 130	IMC 228756	16-Apr-19	300306
150	JK 131	IMC 228757	16-Apr-19	300307
151	JK 132	IMC 228758	16-Apr-19	300308
152	JK 133	IMC 228759	16-Apr-19	300309
153	JK 134	IMC 228760	16-Apr-19	300310
154	JK 135	IMC 228761	16-Apr-19	300311
155	JK 136	IMC 228762	16-Apr-19	300312
156	JK 137	IMC 228763	16-Apr-19	300313

17 of 20

184 unpatented lode mining claims owned by DeLamar Mining Company

Claim #	Claim Name	BLM #	Location Date	Original Notice Co. Inst. #	Amended Notice Co. Inst. #
157	JK 138	IMC 228764	16-Apr-19	300314
158	JK 139	IMC 228765	16-Apr-19	300315
159	JK 140	IMC 228766	16-Apr-19	300316
160	JK 141	IMC 228767	16-Apr-19	300317
161	JK 142	IMC 228768	16-Apr-19	300318
162	JK 143	IMC 228769	16-Apr-19	300319
163	JK 144	IMC 228770	16-Apr-19	300320
164	JK 145	IMC 228771	16-Apr-19	300321
165	JK 146	IMC 228772	16-Apr-19	300322
166	JK 147	IMC 228773	16-Apr-19	300323
167	JK 148	IMC 228774	16-Apr-19	300324
168	JK 149	IMC 228775	16-Apr-19	300325
169	JK 150	IMC 228776	16-Apr-19	300326
170	JK 151	IMC 228777	16-Apr-19	300327
171	JK 152	IMC 228778	16-Apr-19	300328
172	JK 153	IMC 228779	16-Apr-19	300329
173	JK 154	IMC 228780	16-Apr-19	300330
174	JK 155	IMC 228781	16-Apr-19	300331
175	JK 156	IMC 228782	16-Apr-19	300332
176	JK 157	IMC 228783	16-Apr-19	300333
177	JK 158	IMC 228784	16-Apr-19	300334
178	JK 159	IMC 228785	16-Apr-19	300335
179	JK 160	IMC 228786	16-Apr-19	300337
180	JK 161	IMC 228787	16-Apr-19	300338
181	JK 162	IMC 228788	16-Apr-19	300339
182	JK 163	IMC 228789	16-Apr-19	300340
183	JK 164	IMC 228790	16-Apr-19	300341
184	JK 165	IMC 228791	16-Apr-19	300342

18 of 20

73 unpatented claims owned by DeLamar Mining Company

			Location	Original Notice	Amended Notice
Claim #	Claim Name	BLM #	Date	Co. Inst. #	Co. Inst. #
1	DS 1	IMC-228903	10-Jul-19	300769
2	DS 2	IMC-228904	10-Jul-19	300770
3	DS 3	IMC-228905	10-Jul-19	300771
4	DS 4	IMC-228906	10-Jul-19	300772
5	DS 5	IMC-228907	10-Jul-19	300773
6	DS 6	IMC-228908	10-Jul-19	300774
7	DS 7	IMC-228909	10-Jul-19	300775
8	DS 8	IMC-228910	10-Jul-19	300776
9	DS 9	IMC-228911	10-Jul-19	300777
10	DS 10	IMC-228912	10-Jul-19	300778
11	DS 11	IMC-228913	10-Jul-19	300779
12	DS 12	IMC-228914	10-Jul-19	300780
13	DS 13	IMC-228915	10-Jul-19	300782
14	DS 14	IMC-228916	10-Jul-19	300783
15	DS 15	IMC-228917	10-Jul-19	300784
16	DS 16	IMC-228918	10-Jul-19	300785
17	DS 17	IMC-228919	10-Jul-19	300786
18	DS 18	IMC-228920	10-Jul-19	300787
19	DS 19	IMC-228921	10-Jul-19	300788
20	DS 20	IMC-228922	10-Jul-19	300789
21	DS 21	IMC-228923	10-Jul-19	300790
22	DS 22	IMC-228924	10-Jul-19	300791
23	DS 23	IMC-228925	10-Jul-19	300792
24	DS 24	IMC-228926	10-Jul-19	300793
25	DS 25	IMC-228927	10-Jul-19	300794
26	DS 26	IMC-228928	10-Jul-19	300795
27	DS 27	IMC-228929	10-Jul-19	300796
28	DS 28	IMC-228930	10-Jul-19	300797
29	DS 29	IMC-228931	10-Jul-19	300798
30	DS 30	IMC-228932	10-Jul-19	300799
31	DS 31	IMC-228933	10-Jul-19	300800
32	DS 32	IMC-228934	10-Jul-19	300801
33	DS 33	IMC-228935	10-Jul-19	300802
34	DS 34	IMC-228936	10-Jul-19	300803
35	DS 35	IMC-228937	10-Jul-19	300804
36	DS 36	IMC-228938	10-Jul-19	300805
37	DS 37	IMC-228939	10-Jul-19	300806
38	DS 38	IMC-228940	10-Jul-19	300807
39	DS 39	IMC-228941	11-Jul-19	300808
40	DS 40	IMC-228942	11-Jul-19	300809
41	DS 41	IMC-228943	11-Jul-19	300810
42	DS 42	IMC-228944	11-Jul-19	300811
43	DS 43	IMC-228945	11-Jul-19	300812
44	DS 44	IMC-228946	11-Jul-19	300813
45	DS 45	IMC-228947	11-Jul-19	300814
46	DS 46	IMC-228948	11-Jul-19	300817
47	DS 47	IMC-228949	11-Jul-19	300818
48	DS 48	IMC-228950	11-Jul-19	300819
49	DS 49	IMC-228951	11-Jul-19	300820
50	DS 50	IMC-228952	11-Jul-19	300821
51	DS 51	IMC-228953	11-Jul-19	300822
52	DS 52	IMC-228954	11-Jul-19	300823

19 of 20

73 unpatented claims owned by DeLamar Mining Company

53	DS 53	IMC-228955	11-Jul-19	300824
54	DS 54	IMC-228956	11-Jul-19	300825
55	DS 55	IMC-228957	11-Jul-19	300826
56	DS 56	IMC-228958	31-Jul-19	300827
57	DS 57	IMC-228959	31-Jul-19	300828
58	DS 58	IMC-228960	31-Jul-19	300829
59	DS 59	IMC-228961	31-Jul-19	300830
60	DS 60	IMC-228962	31-Jul-19	300831
61	DS 61	IMC-228963	31-Jul-19	300832
62	DS 62	IMC-228964	31-Jul-19	300833
63	DS 63	IMC-228965	31-Jul-19	300834
64	DS 64	IMC-228966	31-Jul-19	300835
65	DS 65	IMC-228967	31-Jul-19	300836
66	DS 66	IMC-228968	12-Jul-19	300837
67	DS 67	IMC-228969	12-Jul-19	300838
68	DS 68	IMC-228970	12-Jul-19	300839
69	DS 69	IMC-228971	12-Jul-19	300840
70	DS 70	IMC-228972	12-Jul-19	300841
71	DS 71	IMC-228973	12-Jul-19	300842
72	DS 72	IMC-228974	11-Jul-19	300843
73	DS 73	IMC-228975	11-Jul-19	300844

20 of 20

Patented & Unpatented Mining Claims owned or controlled by

DeLamar Mining Company

November 18, 2019

Owned Real Property (Owyhee County, ID):

1. Tax Parcel #RP 95S04W050106A

LODES:

BOSTON, MS 855; CASH, MS 859A; CHICAGO, MS 643A; CHRISTIAN WAHL, MS 642A; CROWN PRINCE & BISMARCK CONSOLIDATED, MS 923A; DENVER, MS 856A; DISSON, MS 921; HIDDEN TREASURE, MS 1264; HOPE, MS 920A; IBURG, MS 1260;IDAHO, MS 548; LONDON, MS 857A; LOUIS WAHL, MS 854; MICHIGAN, MS 1266; MOLLOY, MS 1029A; NEW YORK, MS 863A; PHEBE GRACE, MS 858; PHILADELPHIA, MS 862A; SAN FRANCISCO, MS 860; STODDARD, MS 38; TORPEDO, MS 1261; WALLSTREET, MS 1265; WILSON, MS 547; ZULU, MS 1259.

MILLSITES:

CASH MILL SITE, MS 859B; CHICAGO MILL SITE, MS 643B; CHRISTIAN WAHL MILL SITE, MS 642B; CROWN PRINCE & BISMARCK CONSOLIDATED, MS 923B; DELAMAR MILL SITE, MS

1024; DENVER MILL SITE, MS 856B; HOPE MILL SITE, MS 920B; LONDON MILL SITE, MS 857B; NEW YORK MILL SITE, MS 863B; PHILADELPHIA MILL SITE, MS 862B; WILSON MILL SITE, MS 652.

2. Tax parcel #RP 95S04W060146A

Leply group, MS 3066, ADVANCE, BOONE, CHATAQUA (sic), INDEPENDENCE, and a portion of BECK and LAST CHANCE

3. Tax parcel #RP 95S04W050147A

BECK, LAST CHANCE, MS 3066, described as Lot 47.

Per Assessor's office, said Lot 147 is a portion of Beck and Last Chance (Leply group)

4. Tax parcel #RP 95S04W08119AA

PORTION OF IBURG, MS 1260, Tax 119A

5. Tax parcel #RP 95S04W050151A

ELLA, CZARINA, ONLY CHANCE, BADGER, MS 3067

6. Tax parcel #RP 95S04W05074AA

HOWE, MS 950A, & MANHATTAN, MS 866, less a portion

7. Tax parcel #RP 95S04W05074BA

PORTION OF HOWE, MS 950A, & MANHATTAN, MS 866

8. Tax parcel #RP 95S04W056000A

NDCO SEC5 #27, 28, [29-32], 30, 31, [34-35], 36, 37, 38, 39, 40

9. Tax parcel #RP 95S04W068400A

NDCO SEC6 #17, 18, 19, 20, 21, 22, 23, 24, 25, 29, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43

10. Tax parcel #RP 95S04W072300A

NDCO SEC7 #6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41

11. Tax parcel #RP 95S04W084300A

NDCO SEC8 #8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32,

33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, 53, 54, 55, 56, 57, 58, 59, 60,

61, 62, 63, 64, 65, 66, 67, 68, 69, 70, 73, 74, 75, 76, 77, 78, 79, 80, 81, 82, 83, 84, 85, 87, 88, 89, 90

12. Tax parcel #RP 95S04W094600A

NDCO SEC9 #8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 35, 36, 37, 38, 39, 40, 41,

42, 43, 44, 45, 46, 47, 48, 50, 51, 52, 53, 54, 55, 56, 57

13. Tax parcel #RP 95S04W01093FA

EUREKA, MS 3100, located in 1-5S-4W

14. Banner Patented claims

Star Spangle: U.S. Mineral Survey No. 2295
Harmon: U.S. Mineral Survey No. 2296
Banner: U.S. Mineral Survey No. 2296
COD: U.S. Mineral Survey No. 2296

Ella: U.S. Mineral Survey No. 2296
Mammon: U.S. Mineral Survey No. 2296
Coffee: U.S. Mineral Survey No. 2296
Justice: U.S. Mineral Survey No. 1302
Tip Top: U.S. Mineral Survey No. 1303A
Apex: U.S. Mineral Survey No. 1304

15. Empire Patented claims

Parcel 1:

Black Jack: U.S. Mineral Survey No. 848A
Empire State: U.S. Mineral Survey No. 878
Phillips: U.S. Mineral Survey No. 879
Sullivan: U.S. Mineral Survey No. 880

Belfast: U.S. Mineral Survey No. 881 - Expressly excepting and excluding all that portion of ground embraced in Mineral Survey No. 879
Colorado: U.S. Mineral Survey No. 1091
Sierra Nevada: U.S. Mineral Survey No. 1092
Independence: U.S. Mineral Survey No. 1097
Jumbo: U.S. Mineral Survey No. 1099
South Pluto: U.S. Mineral Survey No. 1100
Black Bart: U.S. Mineral Survey No. 1102 - Expressly excepting and excluding all that portion of ground embraced in Mineral Survey No. 1278 (Harrison Claim)

James G. Blaine: U.S. Mineral Survey No. 1103

Caroline: U.S. Mineral Survey No. 1201 - Expressly excepting and excluding all that portion of ground embraced in Mineral Survey No. 548 (Idaho Claim)

Owyhee Treasury: U.S. Mineral Survey No. 1233A
Seventy Nine: U.S. Mineral Survey No. 1234A

J.M. Guffy: U.S. Mineral Survey No. 1258A

Rough & Ready: U.S. Mineral Survey No. 1256A - Expressly excepting and excluding all that portion of ground embraced in Mineral Survey Nos. 1167 and 1233A.

Alpine: U.S. Mineral Survey No. 1277
Little Chief: U.S. Mineral Survey No. 1329
Harrison: U.S. Mineral Survey No. 1278
Alleghany: U.S. Mineral Survey No. 1330
Twenty One: U.S. Mineral Survey No. 1331

Black Jack Mill Site: U.S. Mineral Survey No. 848B
Pluto Mill Site: U.S. Mineral Survey No. 1104B
Sunflower: U.S. Mineral Survey No. 1509

Industry: U.S. Mineral Survey No. 1570

2

Economy: U.S. Mineral Survey No. 1571
North Extension Commonwealth: U.S. Mineral Survey No. 1567
Commonwealth: U.S. Mineral Survey No. 1568
Comstock Lode: U.S. Mineral Survey No. 1635
Baltic: U.S. Mineral Survey No. 1636
Sterling: U.S. Mineral Survey No. 1637
Palm Beach Inn: U.S. Mineral Survey No. 1566

Parcel 2:

Trade Dollar Lode (Mineral Survey No. 1111) Trade Dollar Lode (Mineral Survey No. 1111)

Parcel 3:

Fraction Lode (Mineral Survey No. 1199) - Expressly excepting and excluding all that portion of ground embraced in Mineral Survey No. 548

Parcel 4:
South Extension Blaine Lode (Mineral Survey No. 1200)

16. Carton claims

Carton Myrtle, Cash Bill, El Mahdi, Ninety-Two, Carton Fraction MS 3036 Carton Number 2 MS 3205

Leased Patented & Unpatented Claims:

1. Brunzell/Jayo/Brunzell - Sidney Mining Co. Agreement

Purpose: Explore, develop, and mine Property
Description: Tax parcel #RP 95S04W010940A- SUMMIT, MS#2383, Patent #88744, in Sec 1, T5S, R4W, BM

2. Elordi Lease Option

Purpose: Explore, develop, and mine Property

Description: Tax parcel #RP 95S04W041010A- HENRIETTA, MS#630, Patent #17275, in Sec 6, T5S, R4W, BM

3. Elordi-Sidney Mining Co. Agreement

Purpose: Explore, develop, and mine Property

Description: Tax parcel # RP 95S04W010100A MAMMOTH & ANACONDA, MS 2151, Patent #45359, Sec 1&2, T5S, R4W, BM

4. Getchell/Gross Lease Option

Purpose: Explore, develop, and mine Property

Description: Tax parcel #RP 95S04W060146A OHIO, MS #3064, Patent #1031892, in Sec. 4, T5S, R4W, BM

3

5. Nottingham Mining Lease and Option Agreement

Purpose: Explore and mine property

Description: Patented Claims

Survey Number	Patent Number	Claim Name

MS 3101	1019060	Alright
MS 3100	1019061	Eureka (7.3 acres)
MS 3100	1019061	Search Light
MS 1968A	44196	Harrison
MS 1968A	44196	Blaine
MS 1968A	44196	Shannon
MS 1968A	44196	Molly Pincher
MS 1968A	44196	Tonowanda Placer
MS 3103	1019062	Roosevelt Placer
MS 3099	1019063	Ida May
MS 3099	1019063	Nellie Grant
MS 3102	1019059	King Edward

6. Statham Mining Lease and Option Agreement

Purpose: Explore and mine property
Description: Patented and Unpatented Claims

Unpatented Claim Name	BLM No.

The Holy Terror Placer No. 1 Placer Claim	IMC # 23906

Patented Claims

Survey Number	Patent No.	Claim Name

MS 2155	54089	September
MS 1913	40635	Joseph
MS 1909	40636	True Blue
MS 1910	40637	George Washington
MS 1908	40637	Palmer
MS 1906	40637	Eagle
MS 1912	40637	Kentuck
MS 1907	40637	Eclipse
MS 1911	40637	North Extension Humboldt

4

Idaho State Land Deptartment Leases owned or controlled by DeLamar Mining Company

Owyhee County, Idaho; November 18, 2019

Lease No.	Acres (Rounded to even number)	Status
E600067	396	Issued
E600077	551	Leased from NV Select
E600085	640	Pending
E600086	601	Pending
E600087	640	Pending
E600088	560	Pending
E600089	520	Pending
E600090	640	Pending
E600091	510	Pending
E600092	514	Pending
E600093	557	Pending
E600094	600	Pending
E600095	640	Pending
E600096	560	Pending

Integra Resources Corp

Schedule of Real Property and Leases

Entity	Building type	Location	Owned or Leased	Occupied
Integra Resources	Office	1050-400 Burrard Street, Vancouver, BC	Leased	Y
DeLamar Mining Company	Staff house	806 Marshall Street, Jordan Valley, OR	Owned	Y
DeLamar Mining Company	Staff house	807 Marshall Street, Jordan Valley, OR	Owned	Y
DeLamar Mining Company	Two offices	5470 Kietzke Lane, 130/300, Reno, NV	Leased	Y
DeLamar Mining Company	Site Office	Owyhee County, ID	Owned	Y
DeLamar Mining Company	Shop	Owyhee County, ID	Owned	Y
DeLamar Mining Company	Water treatment building	Owyhee County, ID	Owned

SCHEDULE "E"

SUBSIDIARIES

Please see attached.

Integra Resources Corp. (Ontario, Canada, Incorporated) Public Company
100%
Integra Resources Holdings Canada Inc. (BC, Canada, Incorporated)
100%
Integra Holdings U.S. Inc. (Nevada incorporated)
100%
DeLamar Mining Company (Oregon Incorporated)